FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2009

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street
145 64 Nea Kifisia
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ____

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management’s Discussion and Analysis of Financial Condition and Results of Operation and consolidated financial statements and related information and data of Excel Maritime Carriers Ltd. (the “Company”) as of and for the year ended December 31, 2008, as well as unaudited pro forma condensed and combined financial statements as of the year ended December 31, 2008.

Attached hereto as Exhibit 2 is Management's Annual Report on Internal Control over Financial Reporting.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Please note in this document, "we", "us", "our", "the Company", and "Excel" all refer to Excel Maritime Carriers Ltd. and its consolidated subsidiaries.

Excel Maritime Carriers Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "will", "may", "should", "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, managements examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations, changes in income tax legislation or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, or the SEC.

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the "Risk Factors" section and elsewhere in this report.

A. Operating Results

Factors Affecting Our Results of Operations

Voyage revenues from vessels

Gross revenues from vessels consist primarily of (i) hire earned under time charter contracts, where charterers pay a fixed daily hire or (ii) amounts earned under voyage charter contracts, where charterers pay a fixed amount per ton of cargo carried. Gross revenues are also affected by the proportion between voyage and time charters, since revenues from voyage charters are generally higher than equivalent time charter hire revenues, as they are of a shorter duration and cover all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Accordingly, year-to-year comparisons of gross revenues are not necessarily indicative of the fleet's performance. The time charter equivalent per vessel, or TCE, which is defined as gross revenue per day less commissions and voyage costs, provides a more accurate measure for comparison.

Subsequent to December 31, 2008, the Company reached an agreement (effective as of January 26th, 2009) with the charterers of the Kirmar, reducing the daily hire from $105,000 per day gross to $49,000 per day net, while at the same time, extending the duration of the charter by 24 months.  Additionally, the Company, during the full revised charter party period, as part of a profit sharing agreement, is entitled to receive all daily hire proceeds in excess of $59,000 net.  Lastly, the Company has received a sum of $15.0 million, serving as security for the performance of the amended terms of the charter party, which will be amortized to income over the charter period.

In addition, on April 16, 2009 the vessel Sandra terminated her existing time charter by receiving an amount of approximately $2.0 million as compensation for the early termination and entered into a new one at a daily rate of $32,000 expiring in October 2010.  A second charter on the vessel has been fixed upon completion of her current charter at a rate of $25,000 through May 2016.

Voyage expenses and commissions to a related party

Voyage expenses consist of all costs relating to a given voyage, including port expenses, canal dues, fuel costs, net of gains or losses from the sale of bunkers to charterers, and commissions. Under voyage charters, the owner of the vessel pays such expenses whereas under time charters the charterer pays such expenses excluding commissions. Therefore, voyage expenses can fluctuate significantly from period to period depending on the type of charter arrangement.

Vessel operating expenses

Vessel operating expenses consist primarily of crewing, repairs and maintenance, lubricants, victualling, stores and spares and insurance expenses. The vessel owner is responsible for all vessel operating expenses under voyage charters and time charters.

Depreciation

Vessel acquisition cost and subsequent improvements are depreciated on a straight-line basis over the remaining useful life of each vessel, estimated to be 28 years from the date of construction. In computing vessel depreciation, the estimated salvage value is also taken into consideration. Effective October 1, 2008 and following management's reassessment of the residual value of the vessels, the estimated salvage value per light weight ton (LWT) was increased to $200 from $120. Management estimate was based on the average demolition prices prevailed in the market during the last five years for which historical data were available. The effect of this change in accounting estimate, which did not require retrospective application as per SFAS No. 154 "Accounting Changes and Error Corrections," was to decrease net loss for the year ended December 31, 2008 by $0.5 million or $0.01 per weighted average number of share, both basic and diluted.

The expected impact on our future results of operations and financial condition from the changes in such accounting estimate is approximately $38.5 million.

Depreciation of office, furniture and equipment is calculated on a straight line basis over the estimated useful life of the specific asset placed in service, which ranges from three to nine years.

Amortization of dry-docking and special survey costs

As of December 31, 2005, dry-docking and special survey costs were deferred and amortized on a straight-line basis over a period of 2.5 years and five years, respectively which approximated the next dry-docking and special survey due dates. Following management's reassessment of the service lives of these costs during 2006, the amortization period of the deferred special survey costs was changed from five years to the earliest between the date of the next dry-docking and 2.5 years for all surveys. The effect of this change in accounting estimate, which did not require retrospective application as per SFAS 154 "Accounting Changes and Error Corrections," was to decrease net income and basic and diluted earnings per share for the year ended December 31, 2006 by $0.6 million or $0.03 per share, respectively.

Factors Affecting our Results of Operation

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•
Calendar days. Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

•
Available days. Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

•
Fleet Utilization.  Fleet utilization is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing available days by calendar days for the relevant period.

•
Time Charter Equivalent (TCE).  Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses and time charter fair value amortization, by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

The following table reflects the calculation of our TCE rate for the years presented (amounts in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Year ended December 31,
	2006	2007	2008

Voyage revenues	$123,551	$176,689	461,203
Less: Voyage expenses and commissions to related party	(9,645)	(13,281)	(31,765)
Time Charter equivalent revenues	113,906	163,408	429,438
Available days for fleet	5,934	5,646	13,724
Time charter equivalent (TCE) rate	$19,195	$28,942	$31,291

•
Average number of vessels. This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

The following table reflects calendar days, available days, fleet utilization, average number of vessels and TCE rates for the years presented:

	Year ended December 31,
	2006	2007	2008
FLEET DATA:
Average number of vessels	17.0	16.5	38.6
Available days for fleet	5,934	5,646	13,724
Calendar days for fleet	6,205	6,009	14,134
Fleet utilization	95.6%	94.0%	97.1%
Time charter equivalent	$19,195	$28,942	$31,291

Results of Operations

Fiscal Year ended December 31, 2008 Compared to Fiscal Year ended December 31, 2007

Voyage revenues from vessels

Voyage revenues increased by $284.5 million, or 161.0%, to $461.2 million in the year ended December 31, 2008, compared to $176.7 million for the year ended December 31, 2007.  The increase is attributable to the increased hire rates earned over the year and the increase in the average number of vessels operated from 16.5 during the year ended December 31, 2007 to 38.6 during the year ended December 31, 2008. Time charter equivalent per ship per day for the year ended December 31, 2008 amounted to $31,291 compared to time charter equivalent per ship per day of $28,942 for the year ended December 31, 2007.

Time charter amortization

Time charter amortization, which relates to the amortization of unfavorable time charters that were fair valued upon the acquisition of Quintana Maritime Ltd., amounted to $234.0 million for the year ended December 31, 2008. There was no such amortization recorded in the corresponding period in 2007.

Voyage expenses and commissions to a related party

Voyage expenses increased by $17.0 million, or 153.2%, to $28.1 million for the year ended December 31, 2008, compared to $11.1 million for the year ended December 31, 2007.  The increase was driven by higher commissions due to increased voyage revenues which also account for the increase by $1.4 million, or 63.6%, in Commissions to a related party for the year ended December 31, 2008 as compared with the respective period in 2007.

Charter hire expense

Charter hire expense amounted to $23.4 million representing bareboat hire for the bareboat vessels.  No charter hire expense existed in the year ended December 31, 2007.

Charter hire amortization

Charter hire amortization of $28.4 million relates to the favorable bareboat charters that were fair valued upon the acquisition of Quintana Maritime Ltd. There was no such charter hire amortization in the corresponding period in 2007.

Vessel operating expenses

Vessel operating expenses increased by $36.1 million, or 107.4%, to $69.7 million in the year ended December 31, 2008 compared to $33.6 million for the year ended December 31, 2007. The increase is mainly attributable to the increase in the number of vessels operated from an average of 16.5 vessels for the year ended December 31, 2007 to 38.6 vessels for the year ended December 31, 2008.

 Daily vessel operating expenses per vessel decreased by $668 or 11.9%, to $4,930 for 2008, compared to $5,598 for 2007. This decrease was mainly attributed to the economies of scale from our merging with Quintana, which reduced the average age of the combined fleet and the application of joint fleet management processes that resulted in significant savings.

Depreciation

Depreciation expense, which includes depreciation of vessels and depreciation of office furniture and equipment increased by $70.9 million, or 254.1%, to $98.8 million for the year ended December 31, 2008, compared to $27.9 million for the year ended December 31, 2007. The increase is mainly attributable to the increase in the number of vessels operated from an average of 16.5 vessels for the year ended December 31, 2007 to 38.6 vessels for the year ended December 31, 2008.

Vessel impairment loss

Vessel impairment loss amounted to $2.4 million and relates to the loss determined on vessel Swift following our impairment analysis at December 31, 2008. No impairment loss was recognized in the year ended December 31, 2007.

Amortization of dry-docking and special survey costs

Amortization of deferred drydocking and special survey costs increased by $3.5million, or 89.7%, to $7.4 million for the year ended December 31, 2008 compared to $3.9 million for the respective period in 2007. The increase is attributable to the increase in the completed drydockings or special surveys in the year ended December 31, 2007 or early within 2008, the amortization of which was accounted for the entire year ended December 31, 2008 as compared to the respective costs in the corresponding period in 2007.

General and Administrative Expenses

General and administrative expenses increased by $20.3 million, or 161.1%, to $32.9 million for the year ended December 31, 2008 compared to $12.6 million for the year ended December 31, 2007. Our general and administrative expenses include salaries and other related costs of the executive officers and other employees, office rent, legal and auditing costs, regulatory compliance costs and other miscellaneous office expenses. The general and administrative costs were higher during the year ended December 31, 2008 compared to the respective year in 2007 due to the increase in our shore-based personnel following the acquisition of Quintana Maritime Ltd. and the increased costs of operating a larger fleet. Stock-based compensation for the year ended December 31, 2008 was $8.6 million as compared to $0.8 million for the corresponding year in 2007. As at December 31, 2008, the total unrecognized cost related to the above awards was $25.6 million which will be recognized through December 31, 2012. Out of this amount, $14.7 million was forfeited subsequently to December 31, 2008.

In addition, since the majority of such expenses are paid in Euro, the significant increase in the average exchange rate between USD and Euro for the year ended December 31, 2008 compared to the year ended December 31, 2007 also contributed to the increase in our general and administrative expenses.

Write-down of Goodwill

During the year ended December 31, 2008, we recognized an impairment of $335.4 million to write-off the goodwill that resulted from Quintana's acquisition. See "Critical Accounting Policies" below for further details.

Loss from vessel purchase cancellation

Loss from vessel purchase cancellation amounted to approximately $15.6 million and represents the costs to terminate the agreement for the acquisition of the Medi Cebu, entered into in connection with a proposed transaction by Oceanaut. No contracts to purchase vessels were cancelled in the year ended December 31, 2007.

Interest and finance costs, net

Interest and finance costs, net, which include interest and finance costs and interest income, increased by $42.5 million, or 598.6%, to $49.6 million in the year ended December 31, 2008 compared to $7.1 million for the respective year in 2007. The increase is primarily attributable to increased interest costs due to the increase in the average outstanding debt balances during the year ended December 31, 2008 following the loan obtained to partly finance the acquisition of Quintana.

Interest rate swap losses

Interest rate swap losses increased by $35.5 million to $35.9 million in the year ended December 31, 2008 as compared to $0.4 million in the year ended December 31, 2007. Realized interest rate swap losses for the year ended December 31, 2008 increased by $10.4 million to $10.1 million as compared to realized interest rate swap gains of $0.3 in the year ended December 31, 2007. In addition, included in interest rate swaps losses for the years ended December 31, 2007 and 2008 are unrealized losses of $0.7 million and $25.8 million, respectively attributable to the mark- to- market valuation of interest rate swaps that do not qualify for hedge accounting.

Other net

Other net amounted to an income of $1.6 million for the year ended December 31, 2008 compared to a loss of $0.1 million in the respective period in 2007.

U.S. source income taxes

U.S. source income taxes amounted to $0.5 million and $0.8 million for the years ended December 31, 2007 and 2008, respectively.

Minority Interest

Minority interest in the year ended December 31, 2008 represents the joint ventures partners' share of the net income of the joint ventures. Minority interest in the year ended December 31, 2007 represents the 25% share held by certain of the Company's officers and directors in Oceanaut's results prior to its initial public offering on March 6, 2007.

Income from investment

Income from investment relates to our share (18.9%)  of the earnings of Oceanaut. During the years ended December 31, 2007 and 2008, income from this investment amounted to $0.9 million and $0.5 million, respectively.

Loss in value of investment

Loss in value of investment amounted to approximately $11.0 million and represents the unrecoverable amount of our investment in Oceanaut on the basis of its liquidation. No such loss existed in the year ended December 31, 2007.

Fiscal Year ended December 31, 2007 Compared to Fiscal Year ended December 31, 2006

Voyage revenues from vessels

Voyage revenues increased by $53.2 million or 43.1%, to $176.7 million for the year ended December 31, 2007 compared to $123.5 million for the same period in 2006. This increase was primarily due to the increase in the time charter equivalent earned per ship per day during 2007 of $28,942 compared to $19,195 during 2006.

Voyage expenses and commissions to a related party

Voyage expenses and commissions to a related party increased by $3.7 million, or 38.5%, to $13.3 million for 2007, compared to $9.6 million for 2006. The increase is driven by higher commission costs which increased by 43.5% to $12.2 million in 2007 from $8.5 million in 2006.

Vessel operating expenses

Vessel operating expenses increased by $3.2 million, or 10.5%, to $33.6 million for 2007 compared to $30.4 million for 2006. Daily vessel operating expenses per vessel increased by $697 or 14.2%, to $5,598 for 2007, compared to $4,901 for 2006. This increase is primarily due to increased maintenance costs as well as increased crew costs due to the annual pay increases.

Depreciation

Depreciation, which includes depreciation of vessels and depreciation of office furniture and equipment decreased by $0.6 million, or 2.1% to $27.9 million for 2007 compared to $28.5 million for 2006. The decrease is mainly attributable to the decrease in the number of vessels operated from an average of 17.0 vessels for the year ended December 31, 2006 to 16.5 vessels for the year ended December 31, 2007.

Amortization of dry-docking and special survey costs

Amortization of deferred drydocking and special survey costs increased by $2.4 million, or 160.0%, to $3.9 million for the year ended December 31, 2007 compared to $1.5 million for the respective period in 2006. This increase is primarily due to increased amortization charges of $2.3 million mainly due to the change in accounting estimate relating to the amortization of special survey costs that is discussed below under "Critical Accounting Policies."

General and administrative expenses

General and administrative expenses, increased by $2.8 million, or 28.6%, to $12.6 million for 2007 compared to $9.8 million for 2006. Our general and administrative expenses include salaries and other related costs of the executive officers and other employees, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, stock based compensation costs and corporate overheads. The general and administrative costs were higher during 2007 compared to 2006 primarily due to the increase in the overall level of salaries and bonuses paid in 2007. In 2007, general and administrative expenses represented approximately 7.1% of revenues for the year compared to 7.9% of revenues in 2006. The percentage reduction is principally due to the higher revenues generated by the fleet in 2007.

Gain on sale of vessels

In 2007, one vessel was sold resulting in a gain of approximately $6.2 million. No vessels were sold during 2006.

Interest and finance costs, net

Interest and finance costs, net, which include interest and finance costs and interest income, decreased by $4.7 million to $7.1 million for the year ended December 31, 2007 compared to $11.8 million for the year ended December 31, 2006. The decrease is mainly due to interest income of $7.5 million in 2007 compared with $4.1 million in 2006, repayment of loans within the year and the competitive interest rate of 1.875% of our $150.0 million Convertible Senior Notes offered in October 2007.

Interest rate swap losses

Interest rate swap losses decreased by $0.4 million to $0.4 million in the year ended December 31, 2007 as compared to $0.8 million in the year ended December 31, 2006. Realized interest rate swap gains, included in the above amounts, for the years ended December 31, 2006 and 2007 amounted to $0.1 million and $0.3 million, respectively. In addition, included in interest rate swaps losses for the years ended December 31, 2006 and 2007 are unrealized losses of $0.8 million and $0.7 million, respectively attributable to the mark- to- market valuation of interest rate swaps that do not qualify for hedge accounting.

U.S. source income taxes

U.S source income taxes amounted to $0.5 million for 2007 compared to $0.4 million in 2006.

Income from investments

Income from investments of $0.9 million relates to our share of the earnings of Oceanaut after March 7, 2007 when Oceanaut completed its initial public offering. There was no income from investments during the year ended December 31, 2006.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this document.

Vessels' Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. Depreciation begins when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. We estimate the useful life of our vessels to be 28 years from the date of initial delivery from the shipyard and the residual value of our vessels to be $120 per lightweight ton. A decrease in the useful life of a dry bulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. Effective October 1, 2008 and following management's reassessment of the residual value of the vessels, the estimated salvage value per light weight ton (LWT) was increased to $200 from $120. Management estimate was based on the average demolition prices prevailed in the market during the last five years for which historical data were available. The effect of this change in accounting estimate, which did not require retrospective application as per SFAS No. 154 "Accounting Changes and Error Corrections," was to decrease net loss for the year ended December 31, 2008 by $0.5 million or $0.01 per weighted average number of share, both basic and diluted. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Impairment of Long-Lived Assets

We evaluate the carrying amounts (primarily for vessels and related drydock and special survey costs) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates, conditions that we consider indicators of potential impairment.

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average) over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses, assuming an average annual inflation rate of 3.5%. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value plus any unamortized drydocking and special survey costs, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.

In developing estimates of future cash flows, the Company must make assumptions about future charter rates, ship operating expenses, vessels' residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Our impairment analysis as of December 31, 2008 indicated that the undiscounted projected net operating cash flows of vessel Swift were below the vessel's carrying value and an impairment loss of $2.4 million was recognized (see Note 2(m) to our consolidated financial statements).

Accounting for Dry-docking and Special Survey Costs

Our vessels are required to pass drydock and special survey periodically for major repairs and maintenance that cannot be performed while the vessels are operating. As of December 31, 2005, dry-docking and special survey costs were deferred and amortized on a straight-line basis over a period of 2.5 years and 5 years, respectively which approximated the next dry-docking and special survey due dates. Within 2006 and following management's reassessment of the service lives of these costs, the amortization period of the deferred special survey costs was changed from 5 years to the earliest between the date of the next dry-docking and 2.5 years for all surveys. The effect of this change in accounting estimate, which did not require retrospective application as per SFAS 154 "Accounting Changes and Error Corrections", was to decrease net income and basic and diluted earnings per share for the year ended December 31, 2006 by $655,000, or $0.03 per share, respectively. Unamortized dry-docking and special survey costs of vessels that are sold are written-off and included in the calculation of the resulting gain or loss on vessel disposal in the period the sale is concluded. Costs capitalized as part of the drydocking and special survey include actual costs incurred at the yard and parts used in the drydocking. We believe that these criteria are consistent with industry practice.

Effective January 1, 2009, we changed the method of accounting for dry-docking and special survey costs from the deferral method to the direct expense method under which related costs are expensed as incurred. We consider this as a preferable method since it eliminates the subjectivity and significant amount of time that is needed in determining which costs related to dry-docking and special survey activities should be deferred and amortized over a future period. See "Recent Developments-Change in Accounting Policy" below.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. In accordance with the Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), we perform a goodwill impairment analysis using the two-step method on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability of goodwill is measured at the Company's level representing the reporting unit by comparing the Company's carrying amount, including goodwill, to the fair market value of the Company. The first step of the goodwill impairment test (Step One) is to identify potential impairment. If the fair value of a reporting unit exceeds its carrying amount, no impairment of the goodwill of the reporting unit is indicated and the second step of the impairment test is unnecessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test (Step Two) is performed to measure the amount of impairment loss, if any.

We performed the annual testing for impairment of goodwill as of September 30, 2008 and determined that no indication of goodwill impairment existed as of that date.  SFAS 142 requires goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  In this respect, during the fourth quarter of 2008, we concluded that sufficient indicators existed requiring to perform another goodwill impairment analysis as of December 31, 2008.

We made this determination based upon a combination of factors, including the significant and sustained decline in our market capitalization below the book value, the current market turmoil, the deteriorating charter rates during the fourth quarter of 2008 and illiquidity in the overall credit markets.

In estimating the fair value, we used the income approach which estimates fair value based upon future revenue, expenses and cash flows discounted to their present value using our weighted average cost of capital. The estimated future cash flows projected can vary within a range of outcomes depending on the assumptions and estimates used. The estimates and judgments that most significantly affect the fair value calculation are assumptions related to revenues, expenses, and capital expenditures, adjusted for current economic conditions and expectations.  Our assumptions also included a discount rate representing our weighted average cost of capital and a terminal growth rate of 3.5%.  Based on the analysis performed, we concluded that the carrying value of goodwill was above its implied fair value as of December 31, 2008 and an impairment loss of $335.4 million was recognized as of December 31, 2008.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the amount of expected future cash flows. We value any asset or liability arising from the market value of the time charters assumed when an acquired vessel is delivered to us. Where we have assumed an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a deferred liability based on the difference between the assumed charter rate and the market charter rate for an equivalent vessel. Conversely, where we assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are above market charter rates, we record a deferred asset, based on the difference between the market charter rate and the contracted charter rate for an equivalent vessel. This determination is made at the time the vessel is delivered to us, and such assets and liabilities are amortized to revenue over the remaining period of the charter. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations. In the event that the market charter rates relating to the acquired vessels are lower than the contracted charter rates at the time of their respective deliveries to us, our net earnings for the remainder of the terms of the charters may be adversely affected although our cash flows will not be so affected. Although management believes that the assumptions used to evaluate the present and fair values discussed above are reasonable and appropriate, such assumptions are highly subjective.

Accounting for Revenue and Expenses

Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as it is earned ratably over the duration of the period of each voyage charter. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Deferred revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which are acquired at values below fair market value at the date the acquisition agreement is consummated.

Voyage expenses, primarily consisting of port, canal and bunker expenses net of gains or losses from the sales of bunkers to time charterers are paid for by the charterer under the time charter arrangements or by us under voyage charter arrangements, except for commissions, which are always paid for by us regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions.

Commissions paid to brokers are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as our revenues are earned.

Derivatives

We are exposed to the impact of interest rate changes. Our objective is to manage the impact of interest rate changes on earnings and cash flows of our borrowings. We use interest rate swaps to manage net exposure to interest rate changes related to our borrowings and to lower our overall borrowing costs. Such swap agreements, designated as "economic hedges" are recorded at fair value in accordance with the provisions of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" (as amended) which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. None of our outstanding derivative contracts meet hedge accounting criteria and the change in their fair value is recognized through earnings.

Convertible Senior Notes

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", EITF Issue No. 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock" and EITF Issue No. 01-6 "The Meaning of Indexed to a Company's Own Stock", we evaluated the embedded conversion option of our 1.875% Convertible Senior Notes Due 2027, or the Notes, and concluded that the embedded conversion option contained within the Notes should not be accounted for separately because the conversion option is indexed to its common stock and would be classified within stockholders' equity, if issued on a standalone basis. In addition, we evaluated the terms of the Notes for a beneficial conversion feature in accordance with EITF No. 98-5 "Accounting for Convertible Securities with Beneficial Conversion or Contingently Adjustable Conversion Ratios" and EITF No. 00-27, "Application of Issue 98-5 to Certain Convertible Instruments" and concluded that there was no beneficial conversion feature at the commitment date based on the conversion rate of the Notes relative to the commitment date stock price. We will continue to evaluate potential future beneficial conversion charges based upon potential future triggering conversion events.

In May 2008, the FASB issued FSP No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) ("FSP APB 14-1"), which requires the issuer of certain convertible debt instruments to separately account for the liability and equity components of the instrument and reflect interest expense at the entity's market rate of borrowing for non-convertible debt instruments. FSP APB 14-1 requires retrospective restatement of all periods presented with the cumulative effect of the change in accounting principle on prior periods being recognized as of the beginning of the first period presented. The adoption of FSP APB 14-1 will have an effect on the accounting, both retrospectively and prospectively, for the Notes. Aside from a reduction of debt balances and an increase to shareholders' equity by $48.8 million and $43.5 million on the 2007 and 2008 consolidated balance sheets, the Company expects the retrospective application of FSP APB 14-1 to result in a non-cash increase to its annual historical interest expense, net of amounts capitalized, of approximately $1.1 million and $5.6 million for 2007 and 2008, respectively. Additionally, the Company expects that the adoption will result in a non-cash increase to its projected annual interest expense, net of amounts expected to be capitalized, of approximately $6.2 million, $6.7 million, $7.4 million for each of the three years ending December 31, 2011.

Recent Developments

Change in Accounting policy

Effective January 1, 2009, we changed the method of accounting for dry-docking and special survey costs from the deferral method to the direct expense method under which related costs are expensed as incurred. We consider this as a preferable method since it eliminates the subjectivity and significant amount of time that is needed in determining which costs related to dry-docking and special survey activities should be deferred and amortized over a future period.  The change was effected in accordance with FASB Statement No. 154 "Accounting Changes and Error Corrections", which requires that a change in accounting policy should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts. Accordingly, all reported financial information prior to such change will be adjusted to account for this change in the method of accounting for dry-docking and special survey costs in any future filing. The table below summarizes the effect of the change in our earnings per share in the years ended December 31, 2006, 2007 and 2008:

	As of December 31
	2006			2007			2008
	As originally reported under deferral method	As adjusted under direct expense method	Effect of change	As originally reported under deferral method	As adjusted under direct expense method	Effect of change	As originally reported under deferral method	As adjusted under direct expense method	Effect of change
Earnings (losses) per common share, basic	$1.56	$1.42	$(0.14)	$4.26	$4.15	$(0.11)	$(1.23)	$(1.38)	$(0.15)
Earnings (losses) per common share, diluted	$1.56	$1.42	$(0.14)	$4.25	$4.15	$(0.10)	$(1.23)	$(1.38)	$(0.15)

Sale of vessel

Based on a Memorandum of Agreement dated February 20, 2009, the vessel Swift was sold for net proceeds of approximately $3.7 million. As of December 31, 2008, the vessel's value was impaired and written down to her fair value which approximated her sale proceeds. The vessel was delivered to her new owners on March 16, 2009.

Resignation of the CEO

As of February 23, 2009, our CEO, Stamatis Molaris, resigned from his positions as CEO, President and Director of the Company's Board of Directors.

Loans amendments

On March 31, 2009 the Company amended its senior secured credit agreement, which we refer to as the Nordea credit facility, with Nordea Bank, acting as administrative agent for secured parties comprising itself and certain other lenders, and its senior secured credit agreement with Credit Suisse, which we refer to as the CS credit facility, and modified certain of the loan terms in order to comply with the financial covenants related to its vessels' market values following the significant decline prevailed in the market. In particular, the amended terms of each of the credit facilities which are valid until January 2011 contain financial covenants requiring the Company to maintain minimum liquidity of $25.0 million, maintain a leverage ratio based on book values of not greater than 70%, maintain a net worth of not less than $750.0 million, maintain a ratio of EBITDA to gross interest of not less than 1.75:1.0 and maintain an aggregate fair market value of vessels serving as collateral for each of the loans at all times of not less than 65% of the outstanding principal amount of the respective loan. Additionally, under the terms of the amended Nordea credit facility, the Company will also defer principal debt repayments of $150.5 million originally scheduled for 2009 and 2010 to the balloon payment at the end of the facility's term in 2016. During the waiver and deferral periods, the applicable credit facility margins will increase to 2.5% and 2.25%, for the Nordea credit facility and the CS credit facility, respectively.

Equity Infusion

As part of the loan amendments discussed above, entities affiliated with the family of our Chairman of the Board of Directors have injected $45.0 million in the Company, which was applied against the balloon payment of the Nordea Bank Syndicated Facility due in 2016. In exchange for their contribution, the entities received an aggregate of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant. The shares, the warrants and the shares issuable on exercise of the warrants will be subject to 12–month lock-ups from March 31, 2009. The Company has the option to defer, again to the balloon payment in 2016, additional principal debt repayments in an amount of up to 100% of the equity contributed, meaning the $45.0 million already received as well as any other equity infusion by the above-mentioned entities during 2009 and 2010.

B. Liquidity and Capital Resources

We operate in a capital-intensive industry, which requires extensive investment in revenue-producing assets. We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our dry bulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends.

Our liquidity requirements relate to servicing our debt, funding investments in vessels, funding working capital and maintaining cash reserves. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to a deficit of $187.9 million at December 31, 2008 compared to working capital of $196.7 million at December 31, 2007. This was primarily due to the increase in current portion of long-term debt derived from the loan agreement concluded in relation to the acquisition of Quintana in April 2008 and as amended in March 2009. Included in current portion of long-term debt is also an amount of $45.0 million which was repaid in April 2009 in relation to the Nordea credit facility as part of the loan amendment discussed in "Recent Developments" above. Included in the current portion of long-term debt is also the outstanding balance of Christine Shipco LLC, one of our joint ventures, amounting to $11.9 million, as a result of the non-compliance with the additional security clause of the secured loan agreement due to the decrease in the contract's fair market value (see Note 9 to our consolidated financial statements). As of December 31, 2008 we have unused credit facilities under the respective secured loan agreement of Christine amounting to $10.1 million for the construction of a new building vessel. However, given the incompliance with the additional security clause and the possible further deterioration in vessel's market values, there is uncertainty that the remaining commitment may be available to us for withdrawal.

Because of the recent global economic downturn that has affected the international dry bulk industry we may not be able to obtain bank financing or equity funds in order to finance our liquidity requirements. In order to increase our liquidity, we periodically evaluate transactions that may result in the sale of our older vessels.

In February 2009, our Board of Directors suspended the payment of dividends, so as to retain cash from operations and use it either to fund our operations or vessel acquisitions or service our debt, depending on market conditions and opportunities. We believe that this suspension will enhance our future flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace.

Cash Flows

Our cash and cash equivalents decreased to $109.8 million as of December 31, 2008 compared to $243.7 million as of December 31, 2007. The decrease was primarily due to the Company's increased investing activities during the year ended December 31, 2008. Net cash used in investing activities during the year amounted to $785.3 million (out of which $692.4 million related to the acquisition of Quintana and $84.9 million related to advances for vessels under construction), which were partly financed by net cash of $263.9 million provided by operating activities and $387.5 million of net cash provided by financing activities.

Operating Activities

The net cash from operating activities increased by $155.2 million to $263.9 million during the year ended December 31, 2008, compared to net cash from operating activities of $108.7 million during the same period of 2007. This increase in net cash from operating activities is primarily attributable to an increase in voyage revenues driven by an increase in hire rates earned under our time charter and spot charter contracts.

Investing Activities

Net cash used in investing activities was $785.3 million during the year ended December 31, 2008, which is mainly a result of (i) $692.4 million, representing the cash consideration paid for the acquisition of Quintana, net of cash acquired (ii) $84.9 million, representing installments paid to shipyards for our new-building vessels and (iii) $7.3 million advance payment for vessel Medi Cebu. Net cash used in investing activities during the year ended December 31, 2007 amounted to $123.6 million and consisted mainly of  (i) $11.0 million, representing cash paid in connection with the acquisition by the Company of 1,125,000 units at $8.00 per unit price and 2,000,000 warrants at $1.00 per warrant of Oceanaut in a private placement consummated prior to the closing of Oceanaut's initial public offering, (ii) the sale proceeds of $15.7 million of vessel Goldmar and (iii) 126.1 million relating to the acquisition of two supramax vessels, the July M and the Mairouli.

Financing Activities

Net cash from financing activities was $387.5 million for the year ended December 31, 2008, which is mainly attributed to $1.4 billion of new loan proceeds partly offset by $944.9 million of loan repayments and principal payments accompanied by the payment of related financing costs of $15.3 million, mainly in connection with our acquisition of Quintana. In addition during the year ended December 31, 2008, we paid $48.5 million of dividends.

Net cash from financing activities of $172.3 million for the year ended December 31, 2007 resulted from $225.6 million of new loan proceeds as a result of our issuance of $150.0 million convertible senior notes and a drawdown of $75.6 million under our new loan agreement in order to partly finance the acquisition cost of two supramax vessels July M and Mairouli, partly offset by $35.9 million of loan payments and the payment of financing fees of $7.6 million. In addition during the year ended December 31, 2007, we paid dividends of $11.9 million and collected $2.0 million from a related party as payment for stock issued to them during the year.

Summary of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2008 (in millions):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term obligations (1)	1,539.5	223.9	181.3	208.4	925.9
Interest expense (2)	328.8	77.8	102.9	75.5	72.6
Operating lease obligations (Bareboat charters) (3)	213.0	32.8	65.6	65.7	48.9
Vessels under construction (4)	172.5	14.5	158.0	-	-
Property leases (5)	5.0	0.7	1.5	1.7	1.1
Total	2,258.8	349.7	509.3	351.3	1,408.5

(1) As of December 31, 2008, we had two term loans outstanding maturing on April 2016 and December 2022 respectively and an amount of $150.0 million of un-secured Convertible Senior Notes due 2027. The above table includes also the loans outstanding under the joint ventures' borrowing arrangements.

(2) With the exception of the Convertible Senior Notes due in 2027 which bear interest at an annual rate of 1.875%, all other debt bears interest at LIBOR plus a margin. For the calculation of the contractual interest expense obligations in the table above, for all years a LIBOR rate of  1.425% was used, based on the 3 months LIBOR as at December 31, 2008 plus the applicable margin. The interest rate of 1.875% was used for the Convertible Senior Notes due in 2027. Derivative contracts were also included in calculations. The above table does not reflect the effect of a counterparty swap option to be declared on December 31, 2010.

(3) The amount relates to the bareboat hire to be paid for seven vessels chartered-in under bareboat charter agreements expiring in July 2015.

 (4) The amount relates to the total contractual obligations for the installments due on three Capesize newbuildings owned by the joint ventures discussed in Note 1 above in which the Company participates. Of these amounts, the Company will contribute $97.1 million in the year ending December 31, 2010. The above table does not reflect the purchase price of $310.8 million ($155.4 million of which represents the Company's participation in the joint ventures) for the construction of four Capesize vessels of the joint ventures for which no refund guarantee has been provided by the shipyard and the construction of these vessels has not commenced yet. Therefore, these vessels may be delivered late or not delivered at all. Until the refund guarantee is received, no instalments will be made and therefore the commitments under the agreements have not been incorporated into the table above.

 (5) The amount relates to the rental of office premises by an unrelated party. The monthly rental payment is approximately $0.05 million and the agreement expires in February 2015.

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We expect to generate all of our revenue in U.S. Dollars. The majority or our operating expenses and management expenses are in U.S. Dollars, and we expect to incur approximately 22% of our operating expenses in currencies other than U.S. Dollars, the majority of which are denominated in Euros. This difference could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies, but we do not expect such fluctuations to be material. We do not currently hedge our exposure to foreign currency fluctuation and were not party to any foreign currency exchange contracts during 2006, 2007, or 2008. For accounting purposes, expenses incurred in Euros are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction.

Inflation Risk

Although inflation has had a moderate impact on the trading fleet's operating and voyage expenses in recent years, management does not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $9.7 million based upon our debt level during 2008.

The following table sets forth the sensitivity of our long-term debt including the effect of our derivative contracts in U.S. dollars to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in $ millions):

Year	Amount

2009	6.6
2010	8.4
2011	10.5
2012	9.5
2013	8.4

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings.

Interest rate swaps

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings, and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs. The Company has two interest rate swaps outstanding with a total notional amount of approximately $686.75 million as at December 31, 2008. These interest rate swap agreements do not qualify for hedge accounting, and changes in their fair values are reflected in the Company's earnings.

Acquisition of Quintana Maritime Limited

On January 29, 2008, we entered into an Agreement and Plan of Merger with Quintana and Bird, our newly established direct wholly-owned subsidiary. On April 15, 2008 we completed the acquisition of 100% of the voting equity interests in Quintana and began consolidating Quintana from April 16, 2008.

Pro Forma Financial Information

The following unaudited pro forma combined financial information reflects the results of our operations for the year ended December 31, 2008, as if the acquisition of Quintana had occurred at the beginning of the year presented and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of the year presented. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

The following unaudited pro forma condensed combined financial information supersedes the unaudited  pro forma condensed combined financial information contained in the Company's report on Form 6-K filed with the SEC on June 6, 2008.

EXCEL MARITIME CARRIERS LTD.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2008
(Expressed in thousands of U.S. Dollars, except for share and per share data)

	Excel (1/1-31/12/08)	Quintana (1/1-4/15/08) (5)	Pro forma Adjustments		Pro forma

REVENUES:	696,060	81,893	88,552	(1)	866,505

EXPENSES:
Voyage expenses and commissions –related party	31,765	-	-		31,765
Charter hire expense and amortization	51,832	9,589	11,577	(2)	72,998
Vessel operating expenses	69,684	12,646	-		82,330
Depreciation and amortization expense	106,200	13,439	11,987	(3)	131,626
General and administrative expenses	32,925	24,777	-		57,702
	292,406	60,451	23,564		376,421

Vessel impairment loss	(2,389)	-	-		(2,389)
Goodwill impairment charge	(335,404)	-	-		(335,404)
Loss on vessel's purchase cancellation	(15,632)	-	-		(15,632)

Operating income	50,229	21,442	64,988		136,659

OTHER INCOME(EXPENSES)
Interest and finance costs (including interest rate swaps)	(92,527)	(34,293)	(687)	(4)	(127,507)
Interest income	7,053	877	-		7,930
Other, net	1,656	(289)	-		1,367
Total other income (expense), net	(83,818)	(33,705)	(687)		(118,210)

Net income (loss), before taxes	(33,589)	(12,263)	64,301		18,449

U.S. Source Income Taxes	(783)	-	-		(783)

Net income (loss), after taxes and before minority interest and income from investment in affiliate	(34,372)	(12,263)	64,301		17,666

Minority Interest	140	77	-		217
Income from investment in affiliate	487	-	-		487
Loss in value of investment	(10,963)	-	-		(10,963)

Net income (loss)	(44,708)	(12,186)	64,301		7,407

Earnings(losses) per common share, basic	$(1.23)				$0.15
Weighted average number of shares, basic	37,003,101			(6)	43,855,100
Earnings(losses) per common share, diluted	$(1.23)				$0.15
Weighted average number of shares, basic	37,003,101			(6)	44,081,070

(1) Following the purchase method of accounting, the Company recognized an intangible liability related to the unfavorable charters – as valued on April 15, 2008 – assumed of Quintana's owned fleet, certain newbuildings and seven vessels sold and leased back by Quintana under eight-year term bareboat charters. The intangible liability, which represents an adjustment to reflect the fair market value of the charters, was determined by comparing the discounted cash flows under the existing charters with those that could be reached in the then-current market (April 2008) for the remaining charter period. Such intangible liabilities are amortized over the remaining term of the related charters as an increase in revenue.

(2) Following the purchase method of accounting, the Company recognized an intangible asset related to the fair value of the favorable charter-in contracts on seven vessels acquired upon acquisition of Quintana which were previously sold and leased back by Quintana under eight-year term bareboat charters. The intangible asset, which represents an adjustment to reflect the fair market value of the charters, was determined by comparing the discounted cash flows under the existing charters with those that could be reached in the then-current market (as valued at April 15, 2008) for the remaining charter period. Such intangible assets are amortized over the remaining term of the related charters as an increase in charter hire expense.

(3) To record depreciation of vessels acquired based on their fair values on the acquisition date and using an estimated useful life of 28 years and the reversal of the depreciation on the vessel's carrying values:

Period from January 1 through April 15, 2008
(Amounts in thousands of U.S. Dollars)
Depreciation based on fair values of vessels	$25,426
Historical depreciation of vessels	(13,439)
$11,987

(4) To record interest expense on additional debt ($1.4 billion) incurred to fund the acquisition, net of savings caused by the refinancing of the Company's and Quintana's assumed debt (approximately $808.4 million) and a reduction in the applicable margin. Interest rates are based on Libor plus a margin at the date of the consummation of the transaction.

Period from January 1 through April 15, 2008
(Amounts in thousands of U.S. Dollars)
Interest expense on additional debt	$55,523
Historical interest expense on refinanced debt	(54,836)
$687

(5) Certain non recurring costs related to the sales process of Quintana, which were directly affected by the consummation of the merger, amounting to $20,504 for the period from January 1 through April 15, 2008, were eliminated from the historical financial statements of Quintana.

(6) Weighted average number of shares, basic and diluted, are analyzed as follows:

Year ended December 31, 2008

Excel shares issued and outstanding as at January 1, 2008	19,949,644
Consideration paid in Excel's Class A shares in relation to Quintana acquisition	23,496,308
Quintana's warrants included in Excel's treasury stock	(36,879)
Shares issued to Excel Management in accordance with the anti-dilution provision of its agreement with the Company	357,908
Shares issued under certain ex-employees of Quintana under their severance and employment agreements	39,650
Shares issued to sellers of Medi Cebu	42,077
Stock based compensation vested during the period	6,392
Pro Forma weighted average number of shares, basic	43,855,100
Add: Dilutive effect of non vested shares	225,970
Pro Forma weighted average number of shares, diluted	44,081,070

During the year ended December 31, 2008, diluted earnings per share reflect the potential dilution from the outstanding stock options and the restricted stock granted by the Company to certain of its executives and employees.

EXCEL MARITIME CARRIERS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Excel Maritime Carriers Ltd.

We have audited the accompanying consolidated balance sheets of Excel Maritime Carriers Ltd. as of December 31, 2007 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Excel Maritime Carriers Ltd. at December 31, 2007 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Excel Maritime Carriers Ltd.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2009 expressed an unqualified opinion thereon.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
April 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of EXCEL MARITIME CARRIERS LTD.

We have audited Excel Maritime Carriers Ltd.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Excel Maritime Carriers Ltd.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Excel Maritime Carriers Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Excel Maritime Carriers Ltd. as of December 31, 2007 and 2008 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008 of Excel Maritime Carriers Ltd. and our report dated April 24, 2009 expressed an unqualified opinion thereon.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
April 24, 2009

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2007 AND 2008
(Expressed in thousands of U.S. Dollars – except for share and per share data)

ASSETS	2007	2008

CURRENT ASSETS:
Cash and cash equivalents	$243,672	$109,792
Restricted cash	3,175	53
Accounts receivable trade, net	1,123	6,220
Accounts receivable, other	383	4,027
Due from affiliate (Note 8)	105	-
Due from related parties (Note 3)	-	221
Inventories (Note 4)	2,215	4,714
Prepayments and advances	1,562	2,023
Financial instruments (Note 10)	499	-
Total current assets	252,734	127,050

FIXED ASSETS:

Vessels, net of accumulated depreciation of $73,322 and $165,686 (Note 5)	527,164	2,786,717
Office furniture and equipment, net of accumulated depreciation of $475 and $862 (Note 5)	1,466	1,722
Advances for vessels under construction (Note 6)	-	106,898
Total fixed assets, net	528,630	2,895,337

OTHER NON CURRENT ASSETS:
Goodwill (Note 1)	400	-
Deferred charges, net (Note 7)	15,119	16,144
Time charters acquired, net of accumulated amortization of $28,445 (Note 1)	-	264,263
Restricted cash	11,825	24,947
Investment in affiliate (Note 8)	15,688	5,212

Total assets	$824,396	$3,332,953

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees (Notes 9 and 19)	$39,179	$220,410
Accounts payable	4,306	6,440
Due to related parties (Note 3)	382	641
Deferred revenue	3,417	13,931
Accrued liabilities	6,650	33,362
Current portion of financial instruments (Note 10)	2,056	40,119
Total current liabilities	55,990	314,903

Long-term debt, net of current portion and net of unamortized deferred financing fees (Notes 9 and 19)	368,585	1,304,032
Time charters acquired, net of accumulated amortization of $233,967 (Note 1)	-	650,781
Financial instruments, net of current portion (Note 10)	-	41,020
Total liabilities	424,575	2,310,736

Commitments and contingencies (Note 15)	-	-
Minority interests in equity of consolidated joint ventures (Note 1)	-	14,930

STOCKHOLDERS' EQUITY:
Preferred stock, $0.1 par value: 5,000,000 shares authorized, none issued (Note 11)	-	-
Common Stock, $0.01 par value; 100,000,000 Class A shares and 1,000,000 Class B shares authorized; 19,893,556 Class A shares and 135,326 Class B shares, issued and outstanding at December 31, 2007 and 46,080,272 Class A shares and 145,746 Class B shares, issued and outstanding at December 31, 2008 (Note 11)	200	461
Additional paid-in capital (Note 11)	193,897	894,333
Accumulated Other Comprehensive Loss	(65)	(74)
Retained Earnings	205,978	112,756
	400,010	1,007,476

Less: Treasury stock (78,650 Class A shares and 588 Class B shares at December 31, 2007 and 115,529 Class A shares and 588 Class B shares at December 31, 2008)	(189)	(189)
Total stockholders' equity	399,821	1,007,287
Total liabilities and stockholders' equity	$824,396	$3,332,953

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Expressed in thousands of U.S. Dollars-except for share and per share data)

	2006	2007	2008
REVENUES:
Voyage revenues (Note 1)	$123,551	$176,689	$461,203
Time charter amortization (Note 1)	-	-	233,967
Revenue from managing related party vessels (Note 3)	558	818	890
Total revenues	124,109	177,507	696,060

EXPENSES:
Voyage expenses (Note 17)	8,109	11,077	28,145
Charter hire expense	-	-	23,385
Charter hire amortization (Note 1)	-	-	28,447
Commissions to a related party (Notes 3 and 17)	1,536	2,204	3,620
Vessel operating expenses (Note 17)	30,414	33,637	69,684
Depreciation (Note 5)	28,453	27,864	98,753
Amortization of deferred dry-docking and special survey costs (Note 7)	1,547	3,904	7,447
General and administrative expenses (Note 12)	9,837	12,586	32,925
	79,896	91,272	292,406
OTHER OPERATING INCOME/(LOSS):
Gain on sale of vessel (Note 5)	-	6,194	-
Vessel impairment loss (Note 5)	-	-	(2,389)
Write down of goodwill	-	-	(335,404)
Loss from vessel's purchase cancellation (Note 8)	-	-	(15,632)

Operating income	44,213	92,429	50,229

OTHER INCOME (EXPENSES):
Interest and finance costs (Notes 9 and 18)	(15,978)	(14,536)	(56,643)
Interest income	4,134	7,485	7,053
Interest rate swap losses, net (Note 10)	(773)	(439)	(35,884)
Foreign exchange gains (losses)	(212)	(367)	71
Other, net	145	(66)	1,585
Total other income (expenses), net	(12,684)	(7,923)	(83,818)

Net income (loss) before taxes, minority interests and income from investment in affiliate	31,529	84,506	(33,589)

US Source Income taxes (Note 16)	(426)	(486)	(783)

Net income (loss) before minority interests and income from investment in affiliate	31,103	84,020	(34,372)

Minority interests	3	2	140
Income from Investment in affiliate (Note 8)	-	873	487
Loss in value of investment in affiliate (Note 8)	-	-	(10,963)
Net income (loss)	$31,106	$84,895	$(44,708)

Earnings (losses) per common share, basic	$1.56	$4.26	$(1.23)
Weighted average number of shares, basic (Note 14)	19,947,411	19,949,644	37,003,101
Earnings (losses) per common share, diluted	$1.56	$4.25	$(1.23)
Weighted average number of shares, diluted (Note 14)	19,947,411	19,965,676	37,003,101
Cash dividends declared per share (Note 13)	$-	$0.60	$1.20

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 and 2008
(Expressed in thousands of U.S. Dollars – except for share data)

		Common Stock
				Additional Paid-in Capital	Shares to be issued	Accumulated Other Comprehensive Loss		Retained Earnings	Total	Treasury Stock	Total Stockholders' Equity
	Comprehensive Income (Loss)	Number of Shares	Par Value				Due from a related party

BALANCE, December 31, 2005		19,710,099	$197	$181,265	$6,853	$-	$(2,024)	$101,887	$288,178	$(189)	$287,989
- Net income	31,106	-	-	-	-	-	-	31,106	31,106	-	31,106
- Issuance of common stock		20,380	-	225	-	-	-	-	225	-	225
- Stock based compensation expense		-	-	920	-	-	-	-	920	-	920
-Actuarial losses	(79)	-	-	-	-	(79)	-	-	(79)	-	(79)
-Comprehensive Income	31,027
BALANCE, December 31, 2006		19,730,479	$197	$182,410	$6,853	$(79)	$(2,024)	$132,993	$320,350	$(189)	$320,161
- Net income	84,895	-	-	-	-	-	-	84,895	84,895	-	84,895
- Issuance of common stock	-	298,403	3	6,850	(6,853)	-	-	-	-	-	-
- Stock-based compensation expense	-	-	-	826	-	-	-	-	826	-	826
-Sale of shares of Oceanaut	3,811	-	-	3,811	-	-	-	-	3,811	-	3,811
-Due from a related party	-	-	-	-	-	-	2,024	-	2,024	-	2,024
- Dividends paid	-	-	-	-	-	-	-	(11,910)	(11,910)	-	(11,910)
- Actuarial gains	14	-	-	-	-	14	-	-	14	-	14
Comprehensive Income	88,720
BALANCE, December 31, 2007		20,028,882	$200	$193,897	$-	$(65)	$-	$205,978	$400,010	$(189)	$399,821
- Net loss	(44,708)	-	-	-	-	-	-	(44,708)	(44,708)	-	(44,708)
- Issuance of common stock	-	25,028,775	250	691,851	-	-	-	-	692,101	-	692,101
- Stock-based compensation expense	-	1,168,361	11	8,585	-	-	-	-	8,596	-	8,596
- Dividends paid	-	-	-	-	-	-	-	(48,514)	(48,514)	-	(48,514)
- Actuarial losses	(9)	-	-	-	-	(9)	-	-	(9)	-	(9)
Comprehensive loss	(44,717)
BALANCE, December 31, 2008		46,226,018	$461	$894,333	$-	$(74)	$-	$112,756	$1,007,476	$(189)	$1,007,287

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Expressed in thousands of U.S. Dollars)

	2006	2007	2008
Cash Flows from Operating Activities:
Net income (loss)	$31,106	$84,895	$(44,708)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation	28,453	27,864	98,753
Amortization of deferred dry docking and special survey costs	1,547	3,904	7,447
Amortization and write-off of deferred financing costs	487	511	4,599
Write down of goodwill	-	-	335,404
Time charter revenue amortization, net of charter hire amortization expense	-	-	(205,520)
Gain on sale of vessels	-	(6,194)	-
Vessel impairment loss	-	-	2,389
Loss from vessel's purchase cancellation	-	-	15,632
Loss in value of investment	-	-	10,963
Stock-based compensation expense	920	826	8,596
Unrealized interest rate swap loss	834	723	25,821
Unrecognized actuarial gains (losses)	(79)	14	(9)
Minority Interest	-	(2)	(140)
Income from investment in affiliate	-	(873)	(487)
Changes in operating assets and liabilities:
Accounts receivable	(662)	1,140	(4,754)
Financial instruments settled in the period	-	-	499
Inventories	28	(1,149)	(45)
Prepayments and advances	(519)	(309)	2,157
Due from affiliate	-	(105)	105
Due from related parties	-	-	(221)
Accounts payable	(211)	1,210	(1,478)
Due to related parties	337	134	259
Accrued liabilities	343	1,453	21,307
Deferred revenue	(1)	1,525	841
Payments for dry docking and special survey	(4,239)	(6,834)	(13,511)
Net Cash provided by Operating Activities	$58,344	$108,733	$263,899

Cash Flows from Investing Activities:
Acquisition of Quintana, net of $81,970 cash acquired	-	-	(692,420)
Advances for vessels under construction	-	-	(84,866)
Additions to vessel cost	-	(126,068)	(342)
Investment in Oceanaut	-	(11,004)	-
Payment for business acquisition costs	-	(1,522)	-
Proceeds from sale of vessels	-	15,740	-
Payment for vessel's purchase cancellation	-	-	(7,250)
Office furniture and equipment	(662)	(755)	(401)
Net cash used in Investing Activities	$(662)	$(123,609)	$(785,279)

Cash Flows from Financing Activities:
(Increase) decrease in restricted cash	15,270	-	(10,000)
Proceeds from long-term debt	-	225,600	1,405,642
Repayment of long-term debt	(45,384)	(35,876)	(944,945)
Receipt from a related party	-	2,024	-
Minority interest	4	(2)	738
Dividends paid	-	(11,910)	(48,514)
Issuance of common stock, net of related issuance costs	225	-	(131)
Payment of financing costs	-	(7,577)	(15,290)
Net cash provided by (used in) Financing Activities	$(29,885)	$172,259	$387,500

Net increase (decrease) in cash and cash equivalents	27,797	157,383	(133,880)
Cash and cash equivalents at beginning of year	58,492	86,289	243,672

Cash and cash equivalents at end of the year	$86,289	$243,672	$109,792

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Interest payments	$14,224	$14,489	$35,595
US Source Income taxes	$748	$489	$861
-Non-cash financing activities
Class A common stock issued as part of the vessel purchase cancellation	$-	$-	$8,382
-Non-cash financing activities
Class A common stock issued as part of the consideration paid for the acquisition of Quintana	$-	$-	$682,333

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. and its wholly owned subsidiaries and consolidated Joint Ventures (collectively, the "Company" or "Excel"). Excel was formed in 1988, under the laws of the Republic of Liberia. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels.

On January 29, 2008, the Company entered into an Agreement and Plan of Merger with Quintana Maritime Limited ("Quintana") and Bird Acquisition Corp. ("Bird"), a newly established direct wholly-owned subsidiary of the Company. On April 15, 2008, the Company completed the acquisition of 100% of the voting equity interests in Quintana. As a result of the acquisition, Quintana operates as a wholly owned subsidiary of Excel under the name Bird. Under the terms of the merger agreement, each issued and outstanding share of Quintana common stock was converted into the right to receive (i) $13.00 in cash and (ii) 0.3979 Excel Class A common shares. The acquisition of Quintana was accounted for under the purchase method of accounting. The Company began consolidating Quintana from April 16, 2008, as of which date the results of operations of Quintana are included in the accompanying 2008 consolidated statement of operations. The following table summarizes the preliminary fair values of the significant assets acquired and liabilities assumed by the Company on April 15, 2008 (date of acquisition of Quintana):

Assets:
Current assets	$91,029
Vessels	2,210,750
Newbuildings	171,090
Favorable charter-in contracts of sold and leased out vessels	292,712
Other Non Current assets	437
Total assets acquired	2,766,018

Liabilities:
Current liabilities, excluding current portion of long-term bank debt	38,741
Bank debt, including current portion of $73,968	669,918
Unfavorable charters of owned vessels	747,000
Unfavorable charters of newbuildings	65,778
Unfavorable charter-out contracts of sold and leased out vessels	71,970
Financial Instruments, net of current portion of $18,223	35,037
Minority interest	14,332
Total liabilities	1,642,776

Net assets acquired	$1,123,242

Goodwill
Cash consideration	$764,026
Consideration paid in Excel's Class A shares (23,496,308 shares issued)	682,333
Total consideration	$1,446,359
Transaction costs	11,887
Net assets acquired	(1,123,242)
Goodwill	$335,004

The consideration for the Quintana acquisition consisted of stock and cash valued at $1,458,246, including transaction costs. Pursuant to SFAS 141 and EITF 99-12 "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination", the measurement date set for the purpose of calculating the fair value of Excel Class A common shares issued has been determined to be April 14, 2008 (being the earliest date at which the number of shares to be issued was fixed) and the average closing price of Excel Class A common shares for a period of five days before and including April 15, 2008 (date of consummation of the merger) has been used. Bank debt assumed upon acquisition, with the exception of $37.4 million of debt related to Quintana's consolidated joint ventures, was repaid on the date of acquisition from the proceeds of the Credit Facility discussed in Note 9.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information-continued

The Company accounts for the determination of goodwill and other intangibles in accordance with SFAS 142 Goodwill and Other Intangible Assets and places significant reliance on the use of estimates. The goodwill constitutes a premium paid by the Company over the fair value of the net assets of Quintana, which is attributable to anticipated benefits including improved purchasing and placing power and ongoing cost savings and operating efficiencies. Further, the merger created one of the largest listed dry bulk companies in the world with 47 vessels in operation with a total carrying capacity of approximately 3.7 million DWT and an average age of approximately 8.4 years (as of the acquisition date), advancing one of Excel's strategic priorities to become one of the world's premier full service dry bulk shipping companies. Other intangible assets represent purchased assets that also lack physical substance but that can be separately distinguished from goodwill because of contractual or other legal rights, or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability.

In the above purchase price allocation, no fair values have been assigned to certain new building vessel contracts nor the time charters attached to certain of these new building vessels, as no refund guarantees have been received for these vessels and there are current uncertainties in connection with the shipyard which has undertaken their construction, and with their ability to deliver the vessels on time or at all. The fair values above are based upon available market data using management estimates and assumptions. The purchase price allocation was prepared by the Company, assisted by a third party expert, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations of fleet and newbuildings acquired, performed on a charter free basis. Major adjustments to record the acquired assets and assumed liabilities at fair value include: (a) $292.7 million recognized asset relating to the fair value of the favorable charter-in contracts (bareboat charters – Company being the lessee), (b) $884.7 million recognized liability relating to the fair value of the unfavorable charters – Company being the lessor and (c) write offs of $19.7 million for certain Quintana's deferred costs that will not provide any on-going benefit to the combined business. The intangible asset recognized for the fair value of the favorable charter-in contracts relates to the value of the time charters on seven vessels acquired upon acquisition which were previously sold and leased back by Quintana under eight-year term bareboat charters.  The intangible liability recognized for the unfavorable charters assumed relates to Quintana's owned fleet, certain new buildings and the seven vessels discussed above, that were subject to operating leases (charters) at the date of acquisition. For the vessels subject to charters and in addition to recording the assets' fair value on a charter free basis, the Company assessed whether the underlying operating lease provisions were at market, favorable or unfavorable and to the extent that such leases were favorable or unfavorable, an intangible asset or liability was recorded as part of the purchase accounting. The intangible asset or liability, which represents an adjustment to reflect the fair market value of the charters, was determined by comparing the discounted cash flows under the existing charters with those that could be reached in the current market for the remaining charter period.  Such intangible assets and liabilities are amortized over the remaining term of the related charters as an increase in charter hire expense and revenue, respectively and are classified as non current in the accompanying 2008 consolidated balance sheet. Such amortization for the year ended December 31, 2008 amounted to $28.4 million and $234.0 million and is separately reflected as charter hire amortization and time charter amortization, respectively.  The amortization schedule of these assets and liabilities for the years to follow until they expire is as follows:

	Amortization
Period	Asset	Liability
January 1, 2009 to December 31, 2009	40,243	348,824
January 1, 2010 to December 31, 2010	40,243	260,026
January 1, 2011 to December 31, 2011	40,243	18,352
January 1, 2012 to December 31, 2012	40,353	8,749
January 1, 2013 to December 31, 2013	40,243	4,852
January 1, 2014 and thereafter	62,938	9,978
Total	264,263	650,781

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information-continued

The following pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2007 and 2008, as if the acquisition of Quintana had occurred at the beginning of each year presented and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of each year presented. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

	December 31,
	2007	2008
Pro forma revenues	$ 719,543	$866,505
Pro forma operating income	439,347	136,659
Pro forma net income	373,371	7,407
Pro forma per share amounts:
Basic net income	$8.52	$0.15
Diluted net income	$8.52	$0.15

Following the acquisition of Quintana discussed above, the Company is the sole owner, except as otherwise noted, of all outstanding shares of the following ship-owning subsidiaries:

	Company	Country of Incorporation	Vessel name	Type	Year Built
	Ship-owning companies with vessels in operation
1.	Iron Miner Shipco LLC	Marshall Islands	Iron Miner	Capesize	2007
2.	Iron Beauty Shipco LLC	Marshall Islands	Iron Beauty	Capesize	2001
3.	Kirmar Shipco LLC	Marshall Islands	Kirmar	Capesize	2001
4.	Lowlands Beilun Shipco LLC	Marshall Islands	Lowlands Beilun	Capesize	1999
5.	Sandra Shipco LLC (1)	Marshall Islands	Sandra	Capesize	2008
6.	Iron Brooke Shipco LLC	Marshall Islands	Iron Brooke	Kamsarmax	2007
7.	Iron Lindrew Shipco LLC	Marshall Islands	Iron Lindrew	Kamsarmax	2007
8.	Iron Manolis Shipco LLC	Marshall Islands	Iron Manolis	Kamsarmax	2007
9.	Coal Gypsy Shipco LLC	Marshall Islands	Coal Gypsy	Kamsarmax	2006
10.	Coal Hunter Shipco LLC	Marshall Islands	Coal Hunter	Kamsarmax	2006
11.	Pascha Shipco LLC	Marshall Islands	Pascha	Kamsarmax	2006
12.	Santa Barbara Shipco LLC	Marshall Islands	Santa Barbara	Kamsarmax	2006
13.	Iron Fuzeyya Shipco LLC	Marshall Islands	Iron Fuzeyya	Kamsarmax	2006
14.	Ore Hansa Shipco LLC	Marshall Islands	Ore Hansa	Kamsarmax	2006
15.	Iron Kalypso Shipco LLC	Marshall Islands	Iron Kalypso	Kamsarmax	2006
16.	Iron Anne Shipco LLC	Marshall Islands	Iron Anne	Kamsarmax	2006
17.	Iron Bill Shipco LLC	Marshall Islands	Iron Bill	Kamsarmax	2006
18.	Iron Vassilis Shipco LLC	Marshall Islands	Iron Vassilis	Kamsarmax	2006
19.	Iron Bradyn Shipco LLC	Marshall Islands	Iron Bradyn	Kamsarmax	2005
20.	Grain Express Shipco LLC	Marshall Islands	Grain Express	Panamax	2004
21.	Iron Knight Shipco LLC	Marshall Islands	Iron Knight	Panamax	2004
22.	Grain Harvester Shipco LLC	Marshall Islands	Grain Harvester	Panamax	2004
23.	Coal Pride Shipco LLC	Marshall Islands	Coal Pride	Panamax	1999
24.	Fianna Navigation S.A	Liberia	Isminaki	Panamax	1998
25.	Marias Trading Inc.	Liberia	Angela Star	Panamax	1998
26.	Yasmine International Inc.	Liberia	Elinakos	Panamax	1997
27.	Fearless Shipco LLC (2)	Marshall Islands	Fearless I	Panamax	1997
28.	Barbara Shipco LLC (2)	Marshall Islands	Barbara	Panamax	1997
29.	Linda Leah Shipco LLC (2)	Marshall Islands	Linda Leah	Panamax	1997

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information-continued

	Company	Country of Incorporation	Vessel name	Type	Year Built
	Ship-owning companies with vessels in operation
30.	King Coal Shipco LLC (2)	Marshall Islands	King Coal	Panamax	1997
31.	Coal Age Shipco LLC (2)	Marshall Islands	Coal Age	Panamax	1997
32.	Iron Man Shipco LLC (2)	Marshall Islands	Iron Man	Panamax	1997
33.	Amanda Enterprises Ltd.	Liberia	Happy Day	Panamax	1997
34.	Coal Glory Shipco LLC (2)	Marshall Islands	Coal Glory	Panamax	1995
35.	Fountain Services Ltd.	Liberia	Powerful	Panamax	1994
36.	Teagan Shipholding S.A.	Liberia	First Endeavour	Panamax	1994
37.	Tanaka Services Ltd.	Liberia	Rodon	Panamax	1993
38.	Whitelaw Enterprises Co.	Liberia	Birthday	Panamax	1993
39.	Candy Enterprises Inc.	Liberia	Renuar	Panamax	1993
40.	Harvey Development Corp.	Liberia	Fortezza	Panamax	1993
41.	Minta Holdings S.A.	Liberia	July M	Supramax	2005
42.	Odell International Ltd.	Liberia	Mairouli	Supramax	2005
43.	Ingram Limited	Liberia	Emerald	Handymax	1998
44.	Castalia Services Ltd.	Liberia	Princess I	Handymax	1994
45.	Snapper Marine Ltd.	Liberia	Marybelle	Handymax	1987
46.	Barland Holdings Inc.	Liberia	Attractive	Handymax	1985
47.	Centel Shipping Company Limited	Cyprus	Lady	Handymax	1985
48.	Liegh Jane Navigation S.A.	Liberia	Swift (Note 19)	Handymax	1984

Ship-owning companies with vessels under construction
49.	Christine Shipco LLC (3)	Marshall Islands	Christine	Capesize	Tbd 2010
50.	Hope Shipco LLC (4)	Marshall Islands	Hope	Capesize	Tbd 2010
51.	Lillie Shipco LLC (4)	Marshall Islands	Lillie	Capesize	Tbd 2010
52.	Fritz Shipco LLC (4) (5)	Marshall Islands	Fritz	Capesize	Tbd 2010
53.	Benthe Shipco LLC (4) (5)	Marshall Islands	Benthe	Capesize	Tbd 2010
54.	Gayle Frances Shipco LLC (4) (5)	Marshall Islands	Gayle Frances	Capesize	Tbd 2010
55.	Iron Lena Shipco LLC (4) (5)	Marshall Islands	Iron Lena	Capesize	Tbd 2010

(1)	Formerly Iron Endurance Shipco LLC.
(2)	Indicates a Company whose vessel was sold to a third party in July 2007 and subsequently leased back under a bareboat charter.
(3)	Christine Shipco LLC is owned 42.8% by the Company.
(4)	Consolidated joint venture owned 50% by the Company.
(5)	No refund guarantees have yet been received for the newbuilding contracts owned by these subsidiaries. These vessels may be delayed in delivery or may never be delivered at all.

The following wholly-owned subsidiaries have been established to acquire vessels, although vessels have not yet been identified:

	Company	Country of Incorporation
56.	Magalie Investments Corp.	Liberia
57.	Melba Management Ltd.	Liberia
58.	Naia Development Corp.	Liberia

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information-continued

In addition, the Company is the sole owner of the following non-shipowning subsidiaries:

	Company	Country of Incorporation
59.	Maryville Maritime Inc. (1)	Liberia
60.	Point Holdings Ltd. (2)	Liberia
61.	Thurman International Ltd. (3)	Liberia
62.	Bird Acquisition Corp (4)	Marshall Islands
63.	Quintana Management LLC (5)	Marshall Islands
64.	Quintana Logistics LLC (6)	Marshall Islands
65.	Pisces Shipholding Ltd. (7)	Liberia

(1)
Maryville Maritime Inc. is a management company that provides the commercial and technical management of Excel's vessels and 4 vessels owned by the Company's chairman. One of these vessels was sold in October 2008.

(2)	Point Holdings Ltd. is the parent company (100% owner) of one Cypriot and seventeen Liberian ship-owning companies and four Liberian non ship-owning companies.

(3)	Thurman International Ltd. is the parent company (100% owner) of Centel Shipping Company Limited, the owner of M/V Lady.

(4)
Bird Acquisition Corp. ("Bird") is the parent company (100% owner) of 30 Marshall Islands ship-owning companies. Bird is also a joint-venture partner in seven Marshall Island ship-owning companies, six of which are 50% owned by Bird and one 42.8% owned by Bird. Bird is the successor-in-interest to Quintana Maritime Ltd.

(5)
Quintana Management LLC was the management company for Quintana's vessels, prior to the merger on April 15, 2008. It no longer provides management services to any of Excel's vessels, nor to any third party vessels.

(6)
Quintana Logistics was incorporated in 2005 to engage in chartering operations, including contracts of affreightment. It had no operations during the period from the merger on April 15, 2008 to December 31, 2008.

(7)	Previously the owning company of Goldmar, a vessel sold during 2006. The Company is currently in the process of being dissolved, a process expected to be completed during 2009.

In addition, as of December 31, 2008 the Company also owned 18.9% of the outstanding common stock of Oceanaut Inc. ("Oceanaut"), a corporation in the development stage, organized on May 3, 2006 under the laws of the Republic of the Marshall Islands. Oceanaut was formed to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. Approximately 3.8% of Oceanaut is held by certain of the Company's officers and directors.

During the years ended December 31, 2006, 2007 and 2008 three charterers individually accounted for more than 10% of the Company's voyage revenues as follows:

Charterer	2006	2007	2008
A	15%	-
B		12%
C			23%

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information-continued

Consolidated Joint Ventures

Following the acquisition of Quintana, the Company is a party to seven joint venture agreements for the formation of joint venture ship-owning companies. Each of the joint ventures was formed to be the owner of a newbuilding Capesize drybulk carrier, under specific construction contracts or MOAs signed for a total contract price of $542.1 million. Christine Shipco LLC is owned 42.8% by the Company and 28.6% by each of Robertson Maritime Investors LLC ("RMI") and AMCIC Cape Holdings LLC ("AMCIC"), both affiliates to certain members of the Company's Board of Directors. Each of the other six joint ventures, Lillie Shipco LLC, Hope Shipco LLC, Fritz Shipco LLC, Benthe Shipco LLC, Gayle Frances Shipco LLC, and Iron Lena Shipco LLC is owned 50% by the Company and 50% by AMCIC. Advance payments under the contracts amounted to $61.5 million as of December 31, 2008, of which $8.0 million were paid subsequent to the acquisition of Quintana.  The Company has issued performance guarantees on behalf of Lillie Shipco LLC and Hope Shipco LLC, which guarantee the performance of each joint venture's obligations and responsibilities under the newbuilding contracts. In particular, the Company has guaranteed the payment of the contract price of the relevant vessels if the joint ventures are in default under the terms of the contract. The contract prices for the newbuildings are $80.6 million and $80.1 million respectively. The guarantees expire on delivery of the vessels to each joint venture. If the sellers of the vessels were to make demand under the guarantees, the Company would have recourse against AMCIC for breach of the agreement governing the rights and obligations of the joint venture partners.

No refund guarantees have been received for 4 newbuildings of the joint venture ship-owning companies Fritz Shipco LLC, Benthe Shipco LLC, Gayle Frances Shipco LLC, and Iron Lena Shipco LLC, and the construction of these vessels has not commenced yet. Therefore, these vessels may be delivered late or not delivered at all. Until the refund guarantee is received, no instalments will be made. The Company has pledged no assets as collateral for the joint ventures' obligations.

2.      Significant Accounting policies:

a)  Principles of Consolidation: The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and include in each of the three years in the period ended December 31, 2008 the accounts and operating results of the Company and its wholly-owned and majority-owned subsidiaries referred to in Note 1 above. All significant inter-company balances and transactions have been eliminated in consolidation. The Company consolidates all subsidiaries that are more than 50% owned.

In addition, following the provisions of FASB Interpretation No. 46R Consolidation of Variable Interest Entities, an interpretation of ARB No.51, issued in December 2003, the Company evaluates any interest held in other entities to determine whether the entity is a Variable Interest Entity ("VIE") and if the Company is the primary beneficiary of the VIE. In this respect, the Company has evaluated its interests in the joint ventures discussed in Note 1 above and it has determined that, although it does not hold a majority voting interest in any of the joint ventures, each joint venture is a variable interest entity as defined under FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN46(R)") and that the Company is, in each case, the primary beneficiary. As such, in accordance with FIN46(R), the Company consolidates the joint ventures. The joint venture partners' share of the net income or loss of the joint ventures is presented separately in the accompanying consolidated statements of operations as minority interests. The joint venture ship-owning companies'net assets as of December 31, 2008, net of any fair value adjustments assigned to the newbuildings as a result of the acquisition, amounted to $22.4 million. The partners'share of net assets is presented separately in the accompanying 2008 consolidated balance sheet as minority interests.

The Company's investment in Oceanaut (Note 1), in which the Company believes it exercises significant influence over operating and financial policies, is accounted for using the equity method. Under this method the investment is carried at cost, and is adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income by the investor and such amount reflects adjustments similar to those made in preparing consolidated financial statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any differences between investor cost and underlying equity in net assets of the investee at the date of acquisition.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

The investment of an investor is also adjusted to reflect the investor's share of changes in the investee's capital. In the Company's case and due to the fact that Oceanaut is a development stage company, the adjustment to reflect the difference between its carrying value of the shares sold and the proceeds from the sale has been accounted for as an equity transaction in accordance with Staff Accounting Bulletin Topic 5H "Sales of Stock of a Subsidiary" and recognized in Additional Paid-in Capital in the accompanying consolidated financial statements.

b)
Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

c)
Other Comprehensive Income (Loss): The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of Stockholders' equity. The Company's comprehensive income (loss) is comprised of net income less actuarial gains/losses related to the adoption and implementation of SFAS No. 158 and for the year ended December 31, 2007 the Company's share in capital raised by its equity investee.

d)
Concentration of Credit Risk:  Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings.

e)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of operations.

f)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

g)
Restricted Cash: Restricted cash includes bank deposits that are required under the Company's borrowing arrangements which are used to fund the loan instalments coming due. The funds can only be used for the purposes of loan repayment. In addition, restricted cash also includes minimum cash deposits required to be maintained with certain banks under the Company's borrowing arrangements

h)
Accounts Receivable Trade, net: Accounts receivable-trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2007 and 2008 amounted to $283 and $187, respectively.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

i)
Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed following the insurance claim.

j)	Inventories: Inventories consist of consumable bunkers, lubricants and victualling stores, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

k)
Vessels, net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred.

The cost of each of the Company's vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Effective October 1, 2008 and following management's reassessment of the residual value of the vessels, the estimated scrap value per light weight ton (LWT) was increased to $0.2 from $0.12. Management's estimate was based on the average demolition prices prevailing in the market during the last five years for which historical data were available. The effect of this change in accounting estimate, which did not require retrospective application as per SFAS No. 154 "Accounting Changes and Error Corrections" was to decrease net loss for the year ended December 31, 2008 by $459 or $0.01 per weighted average number of share, both basic and diluted.

Management estimates the useful life of the Company's vessels to be 28 years from the date of initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

l)
Office furniture and Equipment, net: Office furniture and equipment, net are stated at cost less accumulated depreciation. Depreciation is calculated on a straight line basis over the estimated useful life of the specific asset placed in service which range from three to nine years.

m)
Impairment of Long-Lived Assets: The Company uses SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data. The Company evaluates the carrying amounts (primarily for vessels and related drydock and special survey costs) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates, conditions that the Company considers indicators of potential impairment. The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the remaining estimated life of the vessel, net of vessel operating expenses, inflation adjusted. When the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value plus any unamortized drydocking and special survey costs, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.

No impairment loss was recorded in the years ended December 31, 2006 and 2007. The Company's impairment analysis as of December 31, 2008 resulted to an impairment loss of $2.4 million recorded and separately reflected in the accompanying 2008 consolidated statement of operations.

n)
Intangible assets/liabilities related to time charter acquired: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed.  When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the remaining period of the time charters acquired.

o)
Goodwill: Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), the Company performs a goodwill impairment analysis using the two-step method on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability of goodwill is measured at the Company's level representing the reporting unit as provided in SFAS 142 by comparing the Company's carrying amount, including goodwill, to the fair market value of the Company.  The first step of the goodwill impairment test (Step one) is to identify potential impairment. If the fair value of a reporting unit exceeds its carrying amount, no impairment of the goodwill of the reporting unit is indicated and the second step of the impairment test is unnecessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test (Step Two) is performed to measure the amount of impairment loss, if any.

The Company performed the annual testing for impairment of goodwill as of September 30, 2008 and determined that no indication of goodwill impairment existed as of that date.

SFAS 142 requires goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  In this respect, during the fourth quarter of 2008, management concluded that sufficient indicators existed requiring it to perform another goodwill impairment analysis as of December 31, 2008. Management made this determination based upon a combination of factors, including the significant and sustained decline in the Company's market capitalization below its book value, the current financial turmoil, the deteriorating charter rates during the fourth quarter of 2008 and illiquidity in the overall credit markets. In estimating the fair value, management used the income approach which estimates fair value based upon future revenue, expenses and cash flows discounted to their present value using the Company's estimated weighted average cost of capital. The estimated future cash flows projected can vary within a range of outcomes depending on the assumptions and estimates used. The estimates and judgments that most significantly affect the fair value calculation are fleet utilization, daily charter rates and capital expenditures.

 Based on the analysis performed, management concluded that the carrying value of goodwill was above its implied fair value as of December 31, 2008 and an impairment loss of $335.4 million was recognized as of December 31, 2008.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

p)
Accounting for Dry-Docking and Special Survey Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are deferred and as of December 31, 2005 were amortized on a straight-line basis over a period of 2.5 years and 5 years, respectively which approximated the next dry-docking and special survey due dates. Within 2006 and following management's reassessment of the service lives of these costs, the amortization period of the deferred special survey costs was changed from 5 years to the earliest between the date of the next dry-docking and 2.5 years for all surveys. The effect of this change in accounting estimate, which did not require retrospective application as per SFAS No. 154 "Accounting Changes and Error Corrections", was to decrease net income and basic and diluted earnings per share for the year ended December 31, 2006 by $655 and $0.03 per share, respectively. Unamortized dry-docking and special survey costs of vessels that are sold are written off at the time of the respective vessels' sale and are included in the calculation of the resulting gain or loss from such sale.

q)
Business Combinations: In accordance with SFAS No. 141, Business Combinations ("SFAS No. 141"), the purchase price of acquired businesses or properties is allocated to tangible and identified intangible assets and liabilities based on their respective fair values. Costs incurred in relation to pursuing any business acquisition are capitalized when they are directly related to the business acquisition and the acquisition is probable. Following the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", such direct costs are allocated to tangible and intangible assets upon the consummation of a business acquisition. Fees paid to bankers in relation to obtaining related financing are an element of the effective interest cost of the debt; therefore they are classified as a contra to debt upon the business acquisition consummation and the receipt of the related debt proceeds and are amortized using the effective interest method through the term of the respective debt.

r)
Financing Costs: Direct and incremental costs related to the issuance of debt such as legal, bankers or underwriters' fees are capitalized and reflected as deferred financing costs. Amounts paid to lenders or required to be paid to third parties on the lender's behalf are classified as a contra to debt. All such financing costs are amortized to interest and finance costs using the effective interest method over the life of the related debt or for debt instruments that are puttable by the holders prior to the debt's stated maturity, over a period no longer than through the first put option date. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made.

s)
Convertible Senior Notes: In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", EITF Issue No. 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock" and EITF Issue No. 01-6 "The Meaning of Indexed to a Company's Own Stock", the Company evaluated the embedded conversion option of the 1.875% Convertible Senior Notes (the "Notes") due 2027 and concluded that the embedded conversion option contained within the Notes should not be accounted for separately because the conversion option is indexed to the Company's common stock and would be classified within stockholders' equity, if issued on a standalone basis. In addition, the Company evaluated the terms of the Notes for a beneficial conversion feature in accordance with EITF No. 98-5 "Accounting for Convertible Securities with Beneficial Conversion or Contingently Adjustable Conversion Ratios" and EITF No. 00-27, "Application of Issue 98-5 to Certain Convertible Instruments" and concluded that there was no beneficial conversion feature at the commitment date based on the conversion rate of the Notes relative to the commitment date stock price. The Company will continue to evaluate potential future beneficial conversion charges based upon potential future triggering conversion events.

t)
Financial Instruments: The principal financial assets of the Company consist of cash and cash equivalents and restricted cash, accounts receivable, trade (net of allowance), and prepayments and advances. The principal financial liabilities of the Company consist of accounts payable, accrued liabilities, deferred revenue, long-term debt, and interest-rate swaps. The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities, with the exception of the 1.875% Unsecured Convertible Senior Notes due 2027 (Note 9), approximate their respective fair values.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

u)
Derivatives: The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on earnings and cash flows of its borrowings. The Company uses interest rate swaps to manage net exposure to interest rate changes related to its borrowings and to lower its overall borrowing costs. Such swap agreements, designated as "economic hedges" are recorded at fair with changes in the derivatives' fair value recognized in earnings unless specific hedge accounting criteria are met. During the years ended December 31, 2006, 2007 and 2008, there was no derivative transaction meeting such hedge accounting criteria and therefore the change in their fair value is recognised in earnings.

v)
Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo.  Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as it is earned ratably over the duration of the period of each voyage charter.

Deferred revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned.

w)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred and are included in Vessel operating expenses in the accompanying consolidated statements of operations.

x)
Pension and Retirement Benefit Obligations: Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees' gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Employer's contributions for the years ended December 31, 2006, 2007 and 2008 amounted to $0.6 million, $1.4 million and $2.4 million, respectively.

y)
Staff Leaving Indemnities – Administrative Personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company's liability on an actuarially determined basis, at December 31, 2007 and 2008 amounted to $0.6 million and $0.8 million respectively, while the amount recognized as Accumulated Other Comprehensive Loss at December 31, 2006, 2007 and 2008, following the adoption of SFAS No.158, amounted to $79, $65 and $74, respectively.

z)
Stock-Based Compensation: Following the provisions of SFAS No. 123(R), the Company recognizes all share-based payments to employees, including grants of employee stock options, in the consolidated statements of operations based on their fair values on the grant date.

aa)
Taxation: In July 2006 the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

FIN 48 was effective for fiscal years beginning after December 15, 2006. The adoption of this standard did not have an impact on the Company's consolidated financial statements and results of operations.

bb)
Earnings (losses) per Common Share: Basic earnings (losses) per common share are computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings (losses) per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities during the years ended December 31, 2006 and 2008, while in the year ended December 31, 2007 diluted earnings per share reflect the potential dilution from the outstanding stock options and restricted stock discussed in Note 12 below. In relation to the Convertible Senior Notes due 2027 discussed under (s) above, the notes holders are only entitled to the conversion premium if the share price exceeds the market price trigger of $88.73 and thus, until the stock price exceeds the conversion price of $88.73, only the portion in excess of the principal amount will be settled in shares. As of December 31, 2007 and 2008, none of the shares were dilutive since the average share price for the period from the Convertible Senior Notes issuance to December 31, 2007 and for the year ended December 31, 2008 did not exceed the conversion price.

cc)
Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

dd)
Fair Value Measurements: In September, 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines, and provides guidance as to the measurement of, fair value. This statement creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles. The statement was effective for the Company as of January 1, 2008, excluding certain nonfinancial assets and nonfinancial liabilities, for which the statement is effective for fiscal years beginning after November 15, 2008 and its adoption did not have a significant impact on the Company's financial position or results of operations.

ee)
SFAS No. 159: In February, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits companies to report certain financial assets and financial liabilities at fair value.  SFAS 159 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value.  The Company has evaluated the guidance contained in SFAS 159, and has elected not to report any existing financial assets or liabilities at fair value that are not already reported, therefore, the adoption of the statement had no impact on its financial position and results of operations.  The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this new pronouncement.

ff)	Presentation changes: Certain minor reclassifications have been made to the presentation of the 2006 and 2007 consolidated financial statements to conform to those of 2008.

gg)	Accounting pronouncements not yet effective

a)
In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" (SFAS No. 141R).  SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired.  SFAS No. 141R also establishes disclosure requiremets to enable the evaluation of the nature and financial effects of the business combination.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

SFAS No. 141 R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting beginning on or after December 15, 2008.  As the provisions of SFAS No. 141R are applied prospectively, the impact to the Company cannot be determined until any such transactions occur.

b)
In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160 (SFAS 160) "Non-controlling Interests in Consolidated Financial Statements", an amendment of ARB No. 51. SFAS 160 amends ARB No.51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Standard applies to all entities that prepare consolidated financial statements, except not-for-profit organizations. The objective of the Standard is to improve the relevance, compatibility and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 is effective as of the beginning of an entity's fiscal year that begins on or after December 15, 2008. Earlier adoption is prohibited. This statement will be effective for the Company for the fiscal year beginning January 1, 2009. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

c)
In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161 (SFAS 161) " Disclosure about Derivative Instruments and Hedging Activities", an amendment of FASB Statement No. 133.  SFAS 161 amends and expands the disclosure requirements of FASB No. 133 with the intent to provide users of financial statements with enhanced understanding of derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures out objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on instruments, and disclosures about credit-risk-related contingent features in derivative agreements.

This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement does not require comparative disclosures for earlier periods at initial adoption. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

d)
In May 2008, the FASB issued FSP No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) ("FSP APB 14-1"), which requires the issuer of certain convertible debt instruments to separately account for the liability and equity components of the instrument and reflect interest expense at the entity's market rate of borrowing for non-convertible debt instruments. FSP APB 14-1 requires retrospective restatement of all periods presented with the cumulative effect of the change in accounting principle on prior periods being recognized as of the beginning of the first period presented. The adoption of FSP APB 14-1 will have an effect on the accounting, both retrospectively and prospectively, for the Company's convertible notes. Aside from a reduction of debt balances and an increase to shareholders' equity by $48.8 million and $44 million on the 2007 and 2008 consolidated balance sheets, the Company expects the retrospective application of FSP APB 14-1 to result in a non-cash increase to its annual historical interest expense, net of amounts capitalized, of approximately $1.1 million and $5.6 million for 2007 and 2008, respectively. Additionally, the Company expects that the adoption will result in a non-cash increase to its projected annual interest expense, net of amounts expected to be capitalized, of approximately $6.2 million, $6.7 million, $7.4 million for each of the three years ending December 31, 2011.

3.       Transactions with Related Parties:

Excel Management Ltd.

The Company has a brokering agreement with Excel Management Ltd., under which Excel Management Ltd. acts as the Company's broker to provide services for the employment and chartering of the Company's vessels, for a commission fee equal to 1.25% of the revenue of each contract Excel Management Ltd. has brokered.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.       Transactions with Related Parties-continued

The agreement was effective January 1, 2005 for an initial period of one year and is automatically extended for successive one year periods, unless written notice by either party is given at least one year prior to the commencement of the applicable one year extension period. Commissions charged by Excel Management Ltd. during the years ended December 31, 2006, 2007 and 2008 amounted to $1.5 million, $2.2 million and $3.6 million, respectively and are separately reflected in the accompanying consolidated statements of operations. Amounts due to Excel Management Ltd. as at December 31, 2007 and 2008 were $167 and $175, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

As discussed in Note 1, the operations of the Company's vessels are managed by Maryville, a wholly owned subsidiary of the Company. As of December 31, 2004, the operations of the Company's vessels were managed by Excel Management Ltd., a corporation  which  is  controlled  by  the  Company's  Chairman  of the  Board  of  Directors under a management agreement, initially due to expire on April 30, 2008, which was terminated on March 2, 2005 with effect from January 1, 2005. In exchange for terminating the management agreement mentioned above and in exchange for a one time cash  payment of $ 2,024, the Company agreed to issue 205,442 shares no later than March 2, 2007  (following an  amendment  on March 2, 2006 based on an addendum to the  original Management Termination agreement to extend the period for the issuance of the  shares  for one  year) of its  Class A  common stock to Excel Management Ltd. and to issue to Excel Management Ltd additional shares at any time before January 1, 2009 if the Company  issues  additional shares of Class A common stock to any other party for any reason, such that the  number of  additional  Class A common  stock to be issued to Excel  Management  Ltd. together with the 205,442  shares of Class A common stock to be issued to Excel  Management Ltd., in the aggregate, equal 1.5% of the  Company's  total  outstanding  Class A common stock after taking into account the third party  issuance and the shares to be issued to Excel  Management  Ltd.

The fair value of the 205,442 Class A shares and the fair value of the anti-dilution provision on the date of the agreement totaled $6,987 and it was credited to stockholders equity, while the amount of $2,024 was reflected as a receivable and classified as a reduction of stockholders equity as of December 31, 2005.

On June 19, 2007, the Company received a lump sum cash payment of $2,024 that was due from Excel Management Ltd. and issued 298,403 shares of Class A common stock in accordance with the termination agreement discussed above. In addition, following the shares issued as part of the consideration paid for the acquisition of Quintana discussed in Note 1 above and the shares issued during the year ended December 31, 2008 in connection with the cancellation of a vessel's purchase and the stock based awards discussed under Note 8 and 12, respectively, below, 392,801 Class A common shares were issued to Excel Management Ltd pursuant to the anti-dilution provision under the termination agreement. All shares issued are subject to a two-year lock-up from the date of their issuance.

Vessels under management

Maryville (Note 1) provides shipping services to certain related ship-owning companies, which are affiliated with the Chairman of the Company's Board of Directors. The revenues earned for the years ended December 31, 2006, 2007 and 2008 amounted to $0.6 million, $0.8 million and $0.9 million, respectively and are separately reflected in the accompanying consolidated statements of operations. Amounts due to such related companies as of December 31, 2007 and 2008 were $215 and $466, respectively, while as of December 31, 2008 there was also a receivable of $221. Such amounts are included in due to/from related parties in the accompanying consolidated balance sheets.

In addition, Maryville provides technical and supervision support to the construction of each of the existing joint venture vessels (Note 6) for $60 per annum per vessel, starting from the effective date of the joint venture agreements until their respective delivery.

Sale of Vessel

On April 27, 2007, the Company's Board of Directors approved the sale of vessel Goldmar for $15.7 million, net of selling costs to a company affiliated with the Company's Chairman.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.       Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2007	2008
Bunkers	837	715
Lubricants	1,240	3,999
Victualling stores	138	-
	2,215	4,714

5.       Vessels and office furniture and equipment, net:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2007	2008
Vessels cost	600,486	2,952,403
Accumulated depreciation	(73,322)	(165,686)
Vessels, net	527,164	2,786,717

Office furniture and equipment cost	1,941	2,584
Accumulated depreciation	(475)	(862)
Office furniture and equipment, net	1,466	1,722

All of the Company's vessels, apart from the latest delivered Sandra, have been provided as collateral to secure the bank loans discussed in Note 9 below.  Vessel cost at December 31, 2008 includes $2,210,750 representing the fair value of Quintana's vessels at the acquisition date.

On April 27, 2007, the Company's Board of Directors approved the sale of vessel Goldmar for $15.7 million, net of selling costs to a company affiliated with the Company's Chairman.  The realized gain of approximately $6.2 million (net of $0.8 million of unamortized dry-docking costs written-off as at the date of sale) was recognized on delivery of the vessel to the buyer in May 2007 and is separately reflected in the accompanying 2007 consolidated statement of operations as gain on sale of vessel. In December 2007, the vessels July M and Mairouli were delivered to the Company for $126.0 million in total.

On December 26, 2008 vessel Sandra was delivered from the shipyard at a total cost of $149.1 million reflecting the contract price and capitalized expenses of $93.1 million and the Company's portion of the excess of the fair value of the contract over its contracted price at the time of Quintana's acquisition.

Management's impairment analysis as of December 31, 2008, indicated that future undiscounted operating cash flows for vessel Swift were below the vessel's carrying amount, and accordingly an impairment loss of approximately $2.4 million, of which an amount of $0.2 million related to the write down of the respective vessel's unamortized balance of drydocking and special survey costs, was recognized and separately reflected in the accompanying 2008 consolidated statement of operations.

6.       Advances for vessels under construction:

Advances for vessels under construction as of December 31, 2008 reflect the advances paid to the shipyard for vessels Christine, Hope and Lille (Note 1), as well as, the Company's portion of the excess of the fair value of these contracts over their contracted prices and capitalized interest. The amount shown in the accompanying 2008 consolidated balance sheet is analyzed as follows:

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.       Advances for vessels under construction-continued

Advances to the shipyard and initial expenses	61,514
Company's portion on the excess of the fair value of new building contracts over their contractual prices following the purchase method of accounting (Note 1)	43,319
Capitalized interest	2,017
Other	48
106,898

7.       Deferred Charges, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2007	2008
Unamortized dry-docking and special survey costs (i)	6,427	12,334
Unamortized financing fees (ii)	7,170	3,810
Pre-acquisition costs (iii)	1,522	-
	15,119	16,144

i)
During the years ended December 31, 2006, 2007 and 2008, the Company incurred dry-docking and special survey costs of approximately $4.2 million, $6.8 million and $13.5 million, respectively, while amortization for the same years amounted to $1.5 million, $3.9 million and $7.4 million, respectively and is separately reflected in the accompanying consolidated statements of operations.

ii)
As of December 31, 2007, deferred financing costs consisted of: (i) $4.5 million related to issuance costs paid in connection with the Convertible Senior Notes and (ii) $2.7 million related to arrangement fees for the senior credit facility ("the Credit Facility") that the Company had been committed to in connection with the acquisition of Quintana. Additions in the year ended December 31, 2008 amounted to $15.3 million relating to arrangement fees paid for the Credit facility at the signing of the agreement, as well as to deferred financing costs of Quintana's loans for the financing of the new buildings assumed upon/incurred following the acquisition date. As of December 31, 2008 deferred financing costs of $15.0 million were reclassified and are now shown as a contra to debt (refer to Note 9), while the outstanding balance of $3.8 million is related to the Convertible Senior Notes. The amortization of the fees is included in Interest and finance costs in the accompanying consolidated statements of operations.

iii)
As of December 31, 2007, pre-acquisition costs relate to direct costs incurred in connection with the acquisition of Quintana, of which $1,522 were accrued as of that date. At the acquisition date, the balance of the pre-acquisition costs was capitalized as part of the cost of the acquisition as further discussed in Note 1.

8.       Investment in affiliate:

As discussed in Note 1, the Company holds 18.9% of the outstanding common stock of Oceanaut. On March 6, 2007 Oceanaut completed its initial public offering in the United States under the United States Securities Act of 1933, as amended and sold 18,750,000 units, or the units, at a price of $8.00 per unit, raising gross proceeds of $150.0 million. Prior to the closing of the initial public offering, Oceanaut consummated a private placement to the Company, consisting of 1,125,000 units at $8.00 per unit price and 2,000,000 warrants at $1.00 per warrant to purchase an equivalent amount of common stock at a price of $6.00 per share, raising gross proceeds of $11.0 million. Each unit issued in the initial public offering and the private placement consists of one newly issued share of Oceanaut's common stock and one warrant to purchase one share of common stock. The initial public offering and the private placement generated gross proceeds in an aggregate amount of $161.0 million to be used to complete a business combination with a target business. This amount, less certain amounts paid to the underwriters and an amount withheld for use as working capital, is held in a trust account until the earlier of (i) the consummation of a business combination or (ii) the distribution of the trust account under Oceanaut's liquidation procedure.  The remaining proceeds not held in trust were used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses, as well as claims raised by any third party.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.       Investment in affiliate-continued:

In the event that Oceanaut would not consummate a Business Combination within 18 months from the date of the consummation of the Offering (March 6, 2007), or 24 months from the consummation of the Offering if certain extension criteria had been satisfied  and would be liquidated, the Company had waived its right to receive distributions with respect to the 2,000,000 warrants and 500,000 of 1,125,000 units purchased in the private placement amounting to $6.0 million, while it would be entitled to receive the same liquidation rights as the purchasers of shares in the initial public offering with respect to the remaining 625,000 units acquired in the private placement. In addition, in the event of a dissolution and liquidation of Oceanaut, the Company would cover any shortfall in the trust account as a result of any claims by various vendors, prospective target businesses or other entities for services rendered or products sold to Oceanaut, if such vendor or prospective target business or other third party had not executed a valid and enforceable waiver of any rights or claims to the trust account, up to a maximum of $75.

Prior to the initial public offering and private placement of shares of Oceanaut, the Company owned 75% of the outstanding common stock of Oceanaut, with the remaining 25% being held by certain of the Company's officers and directors.  As such, the financial position and results of operations of Oceanaut were included in the consolidated financial statements of the Company.  Subsequent to the initial public offering and private placement, the Company evaluated its relationship with Oceanaut and determined that Oceanaut was not required to be consolidated in the Company's financial statements pursuant to FIN 46R because Oceanaut did not meet the criteria for a variable interest entity.  As such, subsequent to March 6, 2007, Oceanaut is accounted for under the equity method of accounting on the basis of the Company's ability to influence Oceanaut's operating and financial decisions.  Investment in affiliate in the accompanying consolidated balance sheets reflects the Company's investment at cost, adjusted for its 18.9% ownership share of Oceanaut's operations and for the Company's share of changes in Oceanaut's capital following the completion of its initial public offering in accordance with the guidance in Staff Accounting Bulletin No. 84 Topic 5G.

On February 18, 2009, the board of directors of Oceanaut determined that Oceanaut would not consummate a business combination by the March 6, 2009 deadline provided for in its charter and that it would be advisable that Oceanaut be dissolved. The above plan of liquidation is subject to Oceanaut's shareholders approval (Note 19 (e)).

In view of the anticipated liquidation, the Company evaluated the recoverability of its investment in Oceanaut and determined that an amount of $11.0 million would not be recoverable in the event of Oceanaut's liquidation and that a loss in value of its investment should be recognized as of December 31, 2008. The amount is separately reflected in the accompanying 2008 consolidated statement of operations.

From the completion of its initial public offering and until February 2009, Oceanaut entered into the following agreements in relation to business acquisitions which were not consummated:

On October 12, 2007, Oceanaut entered into definitive agreements pursuant to which it has agreed to: (i) purchase, for an aggregate purchase price of $700 million in cash, nine dry bulk vessels from third parties, (ii) issue 10,312,500 shares of its common stock, at a purchase price of $8.00 per share, in a private placement by separate companies associated with the third parties.  On February 19, 2008, the above agreements were mutually terminated.

On August 20, 2008, Oceanaut, through its nominated subsidiaries, entered into definitive agreements pursuant to which Oceanaut agreed to purchase four dry bulk vessels from third parties for an aggregate purchase price of $352.0 million. Pursuant to Oceanaut's Amended and Restated Articles of Incorporation, entering into these definitive agreements provided Oceanaut with a six-month extension to March 6, 2009 for consummation of a business combination.

In relation to the above agreement and in the event that Oceanaut's shareholders would not approve the purchase of the vessels by Oceanaut, the Company had agreed to acquire one of these vessels, the Medi Cebu, from its owners for $72.5 million. As security for this obligation, the Company advanced to the seller of the Medi Cebu an amount of $7.2 million, representing the 10% advance payment until either Oceanaut would be able to satisfy its obligation under the governing Memorandum of Agreement or the Company would acquire the vessel.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.       Investment in affiliate-continued:

The purchase of the vessels was subject to the approval of Oceanaut's shareholders. On October 8, 2008, Oceanaut announced that, in light of the current market conditions, the special shareholders' meeting scheduled for October 15, 2008 was cancelled. Oceanaut would advise its shareholders of the new meeting date if and when it would be rescheduled. Oceanaut was also discussing whether the terms of each of the four MOAs, dated August 20, 2008, as amended on September 5, 2008, for the purchase of dry bulk carrier vessels will be extended or restructured. Following the cancellation of Oceanaut's shareholders meeting, the Company entered into negotiations with the sellers of the Medi Cebu and on December 18, 2008, both parties agreed to mutually terminate the Memorandum of agreement entered for the vessel acquisition. In consideration of the agreement termination, the advance payment of $7.2 million was released to the vessel's sellers who also received 1,100,000 of the Company's Class A common shares. Such termination costs totalling $15.6 million are separately reflected in the accompanying 2008 consolidated statement of operations. In addition, the vessel's sellers have granted the Company a purchase option on the vessel for $25.7 million on a charter free basis at any date up to and including December 31, 2009. Following the loan amendments concluded in March 2009 (Note 19(d)), it is unlikely that the Company will exercise such option.

In connection with the acquisition contemplated by the August 20, 2008 agreement, the Company entered into the following agreements that were conditional on such transaction being approved by Oceanaut stockholders and being consummated.

(a)
Right of first refusal and corporate opportunity agreement providing that, commencing on the date of consummation of the transaction and extending until the fifth anniversary of the date of such agreement, the Company would provide Oceanaut with a right of first refusal on any of the  acquisition, operation, chartering-in, sale or disposition of any dry bulk carrier that would be subject to a time or bareboat charter-out having a remaining duration, excluding any extension options, of at least four years.

(b)
Subordination Agreement pursuant to which the Company and its current directors and officers had agreed that 5,578,125 of their shares of common stock acquired prior to Oceanaut's initial public offering would become subordinated shares after the initial closing of the vessels acquisition.

(c)
Series A preferred stock financing pursuant to which Oceanaut agreed to sell up to $62.0 million in shares of its series A preferred stock to the Company, of which $15.0 million would be used to finance a portion of the aggregate purchase price of the vessels and up to $47.0 million of which would be used to fund the balance of the aggregate purchase price of the vessels, to the extent that funds in the trust account would be used to pay public shareholders that exercised their conversion rights.

(d)	Commercial Management Agreement under the terms of which the Company would provide commercial management services to the Oceanaut's subsidiaries.

(e)
Technical Management Agreement under the terms of which Maryville would perform certain duties that would include general administrative and support services necessary for the operation and employment of all vessels to be owned by all of Oceanaut's subsidiaries.

9.	Long-Term Debt:

The following table summarizes the Company's long-term debt:

	2007	2008
Description
Long-term loans, net of unamortized deferred financing costs of $1.1 million and $14.9 million respectively	$257,764	$1,331,510
Credit facilities of consolidated joint ventures, net of unamortized deferred financing costs of $0.1 million	—	42,932
1.875% Convertible Senior Notes due 2027	150,000	150,000
	407,764	1,524,442
Less: Current portion of long-term debt	(39,179)	(220,410)
Long-term debt, net of current portion	368,585	1,304,032

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.	Long-Term Debt-continued

Long- term loans

In April 2008 the Company entered into a credit facility of $1.4 billion in order to finance the cash consideration paid to Quintana's shareholders, to repay Quintana's loans and the outstanding balance ($175.9 million) of certain Company's loans and for working capital purposes.  The loan consists of a term loan ($1.0 billion) and a revolving credit facility ($400.0 million) and it was drawndown in full on April 15, 2008. The term loan amortizes in quarterly variable installments through April 2016, while the revolving credit facility shall be repaid in one installment on the term loan maturity date.

The loan contains certain financial covenants that require the Company to maintain an adjusted market value leverage ratio of not greater than 70%, maintain a ratio of EBITDA to gross interest expense of not less than 3.0 to 1.0, maintain a book net worth of greater than $750.0 million, maintain a minimum of cash and cash equivalents of no less than 7.5% of the outstanding total debt, and to ensure that the aggregate fair market value of the collateral vessels at all times is not less than 135% of the sum of (i) the then aggregate outstanding principal amount of the term loan and (ii) the unused commitment under the revolving loan, provided that the Company has 45 days to cure any default under this particular covenant so long as the default was not the result of a voluntary vessel disposition.

In November 2007, the Company concluded a term loan of $75.6 million in order to partly finance the acquisition cost of the vessels acquired in December 2007 (Note 5). The loan amortizes in quarterly equal installments through December 2022 plus a balloon payment together with the last installment.

The loan contains certain financial covenants that require the Company to maintain an adjusted market value leverage ratio of not greater than 70%, maintain a ratio of EBITDA to net interest expense greater than 2.0 to 1.0, maintain a net worth (adjusted by the market value of total assets) of at least $150.0 million, maintain a minimum of cash and marketable securities of an amount not less than $10.0 million; and to ensure that the aggregate fair market value of the borrowers' vessels at all times is not less than 125% of the sum of the loan.

With respect to the above two loans and as of December 31, 2008, the Company was not in compliance with the financial covenants relating to the leverage ratio and the minimum vessels market values securing the outstanding loan balances. In order to address the above non-compliance and any probable non compliance with the minimum liquidity covenant of the $1.4 billion credit facility during the next twelve months, the Company reached agreements with its lenders and amended certain loan terms (Note 19) for a period up to January 1st,  2011.

The loans are guaranteed by the Company, certain Company's direct and indirect subsidiaries and the securities include, among other assets, mortgages on the vessels and assignments of their earnings. The Company is permitted to pay dividends under certain conditions and for amounts as defined in the related loan agreements (Note 19(d)).

Credit Facilities of Consolidated Joint Ventures

In April 2007, Christine Shipco LLC entered into a secured loan agreement for an amount equal to 70% of the pre-delivery instalments, or $25.3 million, for the Capesize newbuilding, to be named Christine. Pre-delivery instalments payable to the yard are expected to total approximately $36.2 million, including partners' commitments. As of December 31, 2008, $15.2 million have been drawndown under the facility. The loan is repayable in one instalment on the earlier of the delivery date or August 31, 2010, but the loan may be prepaid in full or in part at any time.

The delivery date is expected to be during the first quarter of 2010. Under the terms of the joint venture agreement and the loan agreement, Quintana Maritime Limited, and ultimately the Company following the acquisition, is not responsible for repayment of the pre-delivery financing. Christine Shipco LLC expects to refinance the loan upon delivery and borrow an amount equal to the sum of the pre-delivery financing outstanding at delivery and 70% of the delivery instalment. The Company will be obliged to make capital contributions to Christine Shipco LLC to cover 50% of the principal and interest due upon refinancing of the facility.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.	Long-Term Debt-continued

The facility contains a loan additional security clause which states that the fair market value of the vessel less any part of the purchase price under the memorandum of agreement, or MOA, still to be paid to the seller equals at least 130% of the outstanding loan. In addition, the facility contains customary restrictive covenants and events of default, including no payment of principal or interest, breach of covenants or material misrepresentations, default under other material indebtedness, bankruptcy and change of control. If an event of default occurs and is continuing, the lender may cancel any part of the loan amount not then advanced and declare the amount already drawn down payable. Christine Shipco LLC is not permitted to pay dividends without the prior written consent of the lender. As of December 31, 2008, Christine did not meet the additional security clause and as such, the resulted shortfall under such clause, amounting to $11.9 million was classified in current portion of long-term debt in the accompanying 2008 consolidated balance sheet. As discussed above, under the terms of the joint venture agreements the Company is not responsible for the repayment of the pre-delivery financing.

In May 2007, Lillie Shipco LLC and Hope Shipco LLC entered into separate secured loan agreements for amounts equal to 70% of the first pre-delivery instalments due to the shipyard, or $11.3 million and $10.9 million, respectively. The loan facilities were drawn down in full upon payment of the first pre-delivery instalments in May 2007. In April 2008 Lillie Shipco LLC drew down an amount of $5.6 million to partly finance the second pre-delivery instalment of the vessel Lillie. Each of the loans is repayable in one instalment. Based on an amendment dated April 14, 2008, it was agreed to extend the repayment date to July 31, 2009 from April 18, 2008. Under the terms of the joint venture agreements governing Lillie Shipco LLC and Hope Shipco LLC, the Company will be responsible for repaying 50% of the outstanding balance of each loan on the repayment date.  The loan was further amended in July 2008 in relation to the interest margin. Both Lillie Shipco LLC and Hope Shipco LLC expect to refinance the loans to cover the remaining pre-delivery instalments. As of December 31, 2008, Lillie Shipco LLC and Hope Shipco LLC did not meet the additional security clause as provided by the loan agreement, such balances amounting to $16.9 million and $10.9 million, respectively, which are repayable according to the loan terms in July 2009 were classified in the current portion of long-term debt in the accompanying 2008 consolidated balance sheet.

Each of the facilities contains a loan covenant which states that the fair market value of the vessel less any part of the purchase price under the MOA, still to be paid to the builder equals at least 115% of the outstanding loan. In addition, the facilities contain customary restrictive covenants and events of default, including no payment of principal or interest, breach of covenants or material misrepresentations, default under other material indebtedness, bankruptcy and change of control. Neither Lillie Shipco LLC nor Hope Shipco LLC are permitted to pay dividends without the prior written consent of the lenders. The loans are secured by assignments of the shipbuilding contracts/ Memorandum of Agreement, refund and performance guarantees.

Borrowings under the credit facilities discussed above bear interest at LIBOR plus a margin and the average interest rate (including the margin) at December 31, 2007 and 2008 was 5.98% and 5.5%, respectively.

1.875% Unsecured Convertible Senior Notes due 2027

In October 2007, the Company completed its offering of $125,000 aggregate principal amount of Convertible un-secured Senior Notes due 2027 (the "Notes") subsequent to which, the initial purchaser exercised in full its option to acquire an additional of $25,000 of the Notes solely to cover over-allotments. The Notes bear interest semi-annually at a rate of 1.875% per annum, commenced on April 15, 2008 and were initially convertible at a base conversion rate of approximately 10.9529 Excel Class A common shares per $1 principal amount of Notes. This conversion rate has since been adjusted to 11.2702 Excel Class A common shares per $1 principal amount of Notes as a consequence of the payment of dividends by the Company in 2008 at levels exceeding a threshold set forth in the indenture governing the notes. The initial conversion price was set at $91.30 per share and an incremental share factor of 5.4765 Excel Class A common shares per $1 principal amount of notes. The conversion price has since been adjusted to $88.73 per share and the incremental share factor has since been adjusted to 5.6351 Excel Class A common shares per $1 principal amount of notes. On conversion, any amount due up to the principal portion of the notes will be paid in cash, with the remainder, if any, settled in shares of Excel Class A common shares. In addition, the notes holders are only entitled to the conversion premium if the share price exceeds the market price trigger of $88.73 and thus, until the stock price exceeds the conversion price of $88.73, the instrument will not be settled in shares and only the portion in excess of the principal amount will be settled in shares. The Notes are due October 15, 2027.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.	Long-Term Debt-continued

The Notes also contain an embedded put option that allows the holder to require the Company to purchase the Notes at the option of the holder for the principal amount outstanding plus any accrued and unpaid interest (i.e. no value for any conversion premium, if applicable) on specified dates (i.e. October 15, 2014, October 15, 2017 and October 15, 2022), and a separate call option that allows for the Company to redeem the Notes at any time on or after October 22, 2014 for the principal amount outstanding plus any accrued and unpaid interest (i.e. no value for any conversion premium, if applicable). Any repurchase or redemption of the notes will be for cash.

In addition, the Company has entered into a registration rights agreement with the initial purchaser of the Notes for the benefit of the holders of the Notes and the shares of its Class A common stock issuable on conversion of the Notes. Under this agreement, the Company has filed a shelf registration statement with the SEC covering resales of the Notes and the shares of its Class A common stock issuable on conversion of the Notes to be maintained effective for a specified period of time as provided in the related agreement. In case the Company defaults under the registration rights agreement, it shall pay interest at an annual rate of 0.5% of the principal amount of the Notes as liquidated damages to Record Holders of Registrable Securities and in addition in respect of any Note submitted for conversion, it shall issue additional shares of Class A Common Stock equal to 3% of the applicable conversion rate as defined in the indenture. The Company filed the above-mentioned registration statement after the time set forth in the registration rights agreement and as a consequence paid additional interest in the amount of $86 on October 15, 2008.

As of December 31, 2008, taking into account the loan amendments discussed in Note 19(d) the following repayments of principal are required over the next five years and through out their term for the Company's debt facilities, including the credit facilities of the consolidated joint ventures:

Period	Principal Repayment
January 1, 2009 to December 31, 2009	223,926
January 1, 2010 to December 31, 2010	84,034
January 1, 2011 to December 31, 2011	97,200
January 1, 2012 to December 31, 2012	104,200
January 1, 2013 to December 31, 2013	104,200
January 1, 2014 thereafter	925,900
Total	1,539,460

Interest expense for the years ended December 31, 2006, 2007 and 2008 for all facilities discussed above amounted to $15.3 million, $13.9 million and $53.3 million, respectively. Of the 2008 amount, $1.3 million has been capitalized under vessels under construction. Loan commitment fees for the years ended December 31, 2006, 2007 and 2008 amounted to $0, $0 and $940, respectively. Both are included in interest and finance costs in the accompanying consolidated statements of operations.

10.    Financial Instruments:

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs.

In July and October 2006, the Company entered into two derivative contracts, consisting of an interest rate collar (cap and floor) with extendable swap (swaption) and an interest rate swap agreement maturing in July 2008 (October 2010 for the swaption) and July 2015, respectively. In April 2008, the Company closed the collar part of the agreement discussed above and received $938 from the counterparty, while on July 22, 2008 and effective July 24, 2008 the counterparty exercised its option part of the agreement (swaption) maturing on October 25, 2010. On April 15, 2008 and upon completion of the acquisition of Quintana, the Company entered into an agreement with the lending bank of Quintana and counterparty in a master swap agreement to guarantee the fulfillment of the obligations under the master swap agreement previously entered into by Quintana.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.    Financial Instruments-continued

Under the guarantee, the Company guarantees the due payment of all amounts payable under the master agreement and fully indemnify the counterparty in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by the counterparty as a result of or in connection with any obligation or liability guaranteed by the Guarantor being or becoming unenforceable, invalid, void or illegal.

Under the terms of the swap, the Company makes quarterly payments to the counterparty based on a decreasing notional amount by $13.3 million quarterly, standing at $611.8 million as of December 31, 2008 at a fixed rate of 5.135%, and the counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swap matures on December 31, 2010. In addition, the counterparty has the option to enter into an additional swap with the Company effective December 31, 2010 to June 30, 2014. Under the terms of the optional swap, the Company will make quarterly fixed-rate payments of 5.00% to the counterparty based on a decreasing notional amount of $504 million, and the counterparty will make quarterly floating-rate payments at LIBOR to the Company based on the same notional amount.

All the above swaps do not meet hedge accounting criteria and accordingly changes in their fair values are reported in earnings. Realized and unrealized gains and losses in the accompanying consolidated statements of operations are analyzed as follows (in thousands):

	2006	2007	2008
Realized gains/ (losses)	61	284	(10,063)
Unrealized gains/ (losses)	(834)	(723)	(25,821)
Total gains/(losses)	(773)	(439)	(35,884)

The above realized and unrealized losses are included in Interest rate swap gains/(losses), net in the accompanying consolidated statements of operations.  The fair values of the interest rate swaps determined through Level 2 of the fair value hierarchy as defined in SFAS No. 157 "Fair Value Measurements" are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

The estimated fair market value of the Convertible Senior Notes, which represents the tradable value of the notes, determined through Level 2 inputs of the fair value hierarchy, is approximately $39.4 million compared to its carrying value.

The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair values due to the short-term nature of those financial instruments. The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

11.    Common Stock and Additional Paid-In Capital:

On October 18, 2007, the stockholders of the Company, during the annual general shareholders' meeting approved the adoption of an amendment to the Articles of Incorporation increasing the number of authorized Class A common stock from 49,000,000 to 100,000,000 shares. Following such amendment, the Company's authorized capital stock consists of (a) 100,000,000 shares (all in registered form) of common stock, par value $0.01 per share (the "Class A shares"), (b) 1,000,000 shares (all in registered form) of common stock, par value $0.01 per share (the "Class B shares") and (c) 5,000,000 shares (all in registered form) of preferred stock, par value $0.1 per share. The Board of Directors shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of, or any qualifications, limitations or restrictions on, the preferred stock as a class or any series of the preferred stock.

The holders of the Class A shares and of the Class B shares are entitled to one vote per share and to 1,000 votes per share, respectively, on each matter requiring the approval of the holders of common stock, however each share of common stock shares in the earnings of the company on an equal basis.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.    Common Stock and Additional Paid-In Capital-continued

On February 9, 2006, the Company's Board of Directors granted the Chairman 20,380 Class A or Class B shares (election at his option) for services rendered. The fair value of the shares on the date of grant was $225. On July 28, 2006, the Chairman declared to receive all 20,380 shares in the form of Class B common stock and the Company issued the shares. As the grant of shares was for past services, the Company expensed the fair value of the shares at the date of grant.

On June 18, 2007, the Company issued the 298,403 shares of Class A common stock discussed in Note 3.

On April 15, 2008, the Company issued 23,496,308 shares of class A common stock in connection with the acquisition of Quintana.

In July and August 2008, 39,650 class A common shares were issued to certain ex-employees of Quintana as compensation under their severance or employment agreements upon the acquisition of Quintana.

During the year ended December 31, 2008 1,157,941 class A common shares and 10,420 class B common shares were issued to the Company's executives, the chairman of the Board of Directors and certain employees in connection with stock-based compensation discussed in Note 12 below.

In December 2008, the Company issued the 1,100,000 shares of Class A common stock discussed in Note 8.

Following all the shares issuances during the year ended December 31, 2008, additional 392,801 class A common shares were issued to Excel Management Ltd. in connection with the anti-dilution provision of its agreement with the Company (Note 3).

12.    Stock Based Compensation:

As of December 31, 2007, the Company had outstanding 100,000 options granted to its former Chief Executive officer on October 5, 2004 to purchase Company's Class A common shares at an exercise price of $31.79, representing the closing price of the Company's common stock at the grant date less a discount of 15%. All stock options granted vested on the third anniversary of the date upon which the options were granted (October 5, 2007) and expire on the fifth anniversary of the date upon which the options were granted. The stock options granted were fully recognized as expense over the vesting period based on their fair values on the grant date. Due to the resignation of the Chief Executive Officer in February 2008, the 100,000 share options have been forfeited. There are no further rights or obligations under the options.

During 2008, the Board of Directors approved the following grants in the form of restricted stock to the Company's executive officers, chairman and employees:

•	10,996 Class A common shares of which half will vest on the first anniversary of the grant date and the remainder on the second anniversary of the grant date.
•	10,420 Class B common shares of which half will vest on the first anniversary of the grant date and the remainder on the second anniversary of the grant date.
•	500,000 Class A shares of which half will vest on December 31, 2008 and the remainder on December 31, 2009.
•
300,000 Class A shares, with vesting upon performance conditions, of which 20% will vest on the first anniversary of the CEO employment agreement (April 18, 2008), 30% on the second anniversary and 50% on the third anniversary.

•	150,000 Class A shares of which 20% will vest in each of the five years period ending December 31, 2012.
•	90,000 Class A shares of which 33.3% will vest in each of the three years period ending December 31, 2010.
•	97,129 Class A shares which vest over a period of one year since the grant date in December 2008.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.    Stock Based Compensation-continued

Restricted stock outstanding as of December 31, 2008 includes the following:

	Number of Shares	Weighted Average Fair Value Per Share
Outstanding at December 31, 2007	11,093	15.10
Granted	1,158,545	28.88
Vested	(315,516)	25.48
Cancelled or expired	(1,277)	15.10
Outstanding at December 31, 2008	852,845	29.97

During the years ended December 31, 2006, 2007 and 2008 the compensation expense in connection with all stock-based employee compensation awards amounted to $920, $826 and $8,596 respectively and is included in General and Administrative expenses in the accompanying consolidated statements of operations. At December 31, 2008, the total unrecognized cost related to the above awards was $25,561 which will be recognized through December 31, 2012. Out of this amount, $14,737 was forfeited subsequent to December 31, 2008.

13.    Dividends:

During the year ended December 31, 2008, the Company paid dividends amounting to $48.5 million or $1.20 per share as follows:

•	On April 11, 2008, the Company paid a dividend of $0.20 per share, amounting to $4.0 million.

•	On June 16, 2008, the Company paid a dividend of $0.20 per share, amounting to $8.7 million.

•	On September 15, 2008, the Company paid a dividend of $0.40 per share, amounting $17.8 million.

•	On December 5, 2008, the Company paid a dividend of $0.40 per share, amounting $18.0 million.

On March 7, 2007, the Company's Board of Directors approved the implementation of a dividend policy, for the payment of quarterly dividends, commencing on the second quarter of 2007 in the amount of $0.20 per share. In this respect, during the year ended December 31, 2007, the Company declared and paid approximately $11.9 million, representing dividends of $0.60 per share.

14.    Earnings per share:

All shares issued under the Company's Incentive Plan (including non-vested shares) have equal rights to vote, with the exception of the 10,420 Class B shares granted to the Company's chairman as discussed in Note 12 above, and have the right to receive non forfeitable dividends only upon their vesting. For the purposes of calculating basic earnings per share, non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed.

Dividends declared during the period for non vested shares are deducted/added from/to the net income/loss reported for purposes of calculating net income/loss available/assumed to/by common stockholders for the computation of basic earnings (losses) per share. The Company had no dilutive securities during the years ended December 31, 2006 and 2008. During the year ended December 31, 2007, the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the shares were outstanding, with respect to the non vested shares outstanding as of that date. The Company calculates the number of shares outstanding for the calculation of basic and diluted earnings per share as follows:

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.    Earnings per share-continued

	2006	2007	2008
Net income (loss) for Basic Earnings per share
Net income (loss) for the year	31,106	84,895	(44,708)
Dividends received on unvested shares	-	-	(622)
Net income (loss)- common stockholders	31,106	84,895	(45,330)

Net income (loss) for Diluted Earnings per share
Net income (loss) for the year	31,106	84,895	(44,708)
Net income (loss) - common stockholders	31,106	84,895	(44,708)

Weighted average common shares outstanding, basic	19,947,411	19,949,644	37,003,101
Add: Dilutive effect of non vested shares	-	16,032	-
Weighted average common shares, diluted	19,947,411	19,965,676	37,003,101

Earnings (losses) per share, basic	$1.56	$4.26	$(1.23)
Earnings (losses) per share, diluted	$1.56	$4.25	$(1.23)

In relation to the Convertible Senior Notes due 2027, the notes holders are only entitled to the conversion premium if the share price exceeds the market price trigger of $91.30 or $88.73 as discussed in Note 9 above and thus, until the stock exceeds the conversion price of $91.30 or $88.73, the instrument will not be settled in shares and only the portion in excess of the principal amount will be settled in shares. As of December 31, 2007 and 2008, none of the shares were dilutive since the average share price of the period from the Convertible Senior Notes issuance to December 31, 2007 ($55.75) and for the year ended December 31, 2008 ($25.79) did not exceed the conversion price.

15.    Commitments and Contingencies:

a)
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company's protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

b)
The Company is a defendant in an action commenced in the Supreme Court of the State of New York, New York County by the Company's former Chief Executive Officer, Mr. Christopher I. Georgakis, who has resigned in February 2008, on August 21, 2008 entitled Georgakis v. Excel Maritime Carriers, Ltd., Index No. 650322/08. In his Complaint, Mr. Georgakis alleges that the Company is liable for breach of a November 1, 2004 Stock Option Agreement, common law fraud in connection with the Stock Option Agreement and for defamation arising from a Report on Form 6-K submitted to the SEC. Mr. Georgakis seeks at least $14.8 million in compensatory damages, at least $5.0 million in punitive damages and attorneys' fees and costs. On January 2, 2009, the Company made a motion to dismiss the action for lack of personal jurisdiction and for forum non conveniens. The Company believes that it has strong defenses to the claims and intends to vigorously defend the action on the merits if the case is dismissed on jurisdictional grounds and is pursued by Mr. Georgakis in a jurisdiction other than New York, or if the Court retains jurisdiction in New York and accordingly has not accrued for any loss contingencies with this respect. However, the ultimate outcome of this case cannot be presently determined.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.    Commitments and Contingencies:

c)	The following table sets forth the Company's lease and other commitments as of December 31, 2008

	2009	2010	2011	2012	2013	2014 and thereafter	Total
	(Amounts in million of US Dollars)
Operating lease obligations (Bareboat charters) (1)	(32.8)	(32.8)	(32.8)	(32.9)	(32.8)	(48.9)	(213.0)
Long- term charters out (2)	302.2	221.8	75.6	75.9	48.1	80.7	804.3
Vessels under construction (3)	(14.5)	(158.0)	-	-	-	-	(172.5)
Property leases (4)	(0.7)	(0.7)	(0.8)	(0.8)	(0.9)	(1.1)	(5.0)

(1) The amount relates to the bareboat hire to be paid for the seven vessels chartered-in under bareboat charter agreements expiring in July 2015 (Note 1).

(2) The amount relates to revenue to be earned under our fixed time charters.

(3) The amount relates to the total contractual obligations for the installments due on three Capesize newbuildings owned by the joint ventures discussed in Note 1 above in which the Company participates. Of these amounts, the Company will contribute $97.1 million in the year ending December 31, 2010. The above table does not reflect the purchase price of $310.8 million ($155.4 million of which represents the Company's participation in the joint ventures) for the construction of four Capesize vessels of the joint ventures for which no refund guarantee has been provided by the shipyard and the construction of these vessels has not commenced yet. Therefore, these vessels may be delivered late or not delivered at all. Until the refund guarantee is received, no instalments will be made and therefore the commitments under the agreements have not been incorporated into the table above.

(4) Maryville (Note 1) has a lease agreement for the rental of office premises until February 2015 with an unrelated party. Under the current terms of the lease, the monthly rental fee is approximately $0.05 million. Operating lease payments for 2006, 2007 and 2008 amounted to approximately $0.4 million, $0.5 million and $0.8 million, respectively and are included in General and Administrative expenses in the accompanying consolidated statements of operations. Rent increases annually at a rate of 1.5% above inflation.

16.    Income Taxes:

Taxation on Liberian and Cyprus Registered Companies: Under the laws of Marshall Islands, Liberia, Bahamas, Malta and Cyprus, (the countries of the companies' incorporation and vessels' registration), the companies are subject to registration and tonnage taxes (Note 17), which have been included in Vessels' operating expenses in the accompanying consolidated statements of operations.

Taxation on U.S. Source Income: Pursuant to Section 883 of the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements: (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (the "50% Ownership Test") or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (the "Publicly-Traded Test").  Under U.S. Treasury regulations, a Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.    Income Taxes-continued:

Treasury regulations interpreting Section 883 were promulgated in final form in August 2003 and were applied to taxable years beginning after September 24, 2004. As a result, such regulations became effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. Marshall Islands, Liberia and Cyprus, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

For the years ended December 31, 2006, 2007 and 2008, the Company determined that it does not satisfy the Publicly-Traded Test on the basis that its shares are not "regularly traded" because of the voting power held by its Class B shares. In addition, the Company does not satisfy the 50% Ownership Test because it is unable to substantiate certain requirements regarding the identity of its shareholders.

Since the Company does not qualify for exemption under section 883 of the Code for taxable years beginning on or after January 1, 2005, its United States source shipping income is subject to a 4% tax. For taxation purposes, United States source shipping income is defined as 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.  Shipping income from each voyage is equal to the product of (i) the number of days in each voyage and (ii) the daily charter rate paid to the Company by the Charterer.

For calculating taxable shipping income, days spent loading and unloading cargo in the port were not included in the number of days in the voyage. As a result, taxes of approximately $0.4 million, $0.5 million and $0.8 million for the years ended December 31, 2006, 2007 and 2008, respectively were recognized in the accompanying consolidated statements of operations. The Company believes that its position of excluding days spent loading and unloading cargo in the port meets the more likely than not criterion (required by FIN 48) to be sustained upon a future tax examination; however, there can be no assurance that the Internal Revenue Service would agree with the Company's position.  Had the Company included the days spent loading and unloading cargo in the port, additional taxes of $141, $226 and $329 should have been recognized in the accompanying consolidated statements of operations for the years ended December 31, 2006, 2007 and 2008, respectively.

17.    Voyage and Vessel Operating expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2006	2007	2008
Voyage expenses
Port Charges and other	847	848	1,769
Bunkers	290	220	2,927
Commissions charged by third parties	6,972	10,009	23,449
	8,109	11,077	28,145
Commissions charged by a related party	1,536	2,204	3,620
	9,645	13,281	31,765

	2006	2007	2008
Vessel Operating expenses
Crew wages and related costs	13,278	14,700	33,120
Insurance	3,239	3,197	8,260
Repairs, spares and maintenance	7,986	9,460	14,693
Consumable stores	5,366	5,728	11,174
Tonnage taxes	123	121	359
Miscellaneous	422	431	2,078
	30,414	33,637	69,684

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18.    Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	December 31,
	2006	2007	2008
Interest on long-term debt	15,315	13,877	53,310
Imputed and capitalized interest	-	-	(3,325)
Amortization and write-off of financing costs	487	511	4,599
Bank charges	176	148	2,059
	15,978	14,536	56,643

19.    Subsequent Events:

a)
Sale of vessel: Based on a Memorandum of Agreement dated February 20, 2009, vessel Swift was sold for net proceeds of approximately $3.7 million. As of December 31, 2008, the vessel's value was impaired and written down to its fair value which approximated the sale proceeds. The vessel was delivered to her new owners on March 16, 2009.

b)
Dividend suspension: In February 2009 the Company's Board of Directors decided to suspend the dividend in light of the challenging conditions both in the freight market and the financial environment. The suspension of dividend was effective the dividend of the fourth quarter of 2008 and aimed at preserving cash and enhancing the Company's liquidity.

c)
Resignation of the Company's Chief Executive Officer: As of February 23, 2009, the Company's Chief Executive Officer resigned from his position. Following his resignation, the 300,000 Class A shares (Note 12) granted to him were forfeited.

d)
Loan amendments: On March 31, 2009, the Company concluded an amendment agreement in relation to its $1.4 billion loan facility and modified certain of its terms in order to comply with the financial covenants discussed in Note 9 above. The amended terms which are effective since December 4, 2008 and are valid until January 1, 2011 contain financial covenants requiring the Company to maintain minimum liquidity of $25.0 million,  maintain a leverage ratio based on book values of not greater  than 70%, maintain a book net worth of not less that $750.0 million, maintain a ratio of EBITDA to gross interest of not less than 1.75: 1.0 and maintain an aggregate fair market value of the collateral vessels at all times not less than 65% of the sum of (i) the aggregate outstanding principal amount of the term loan and (ii) the unused commitment under the revolving loan.

In addition, in accordance with the amended terms, the loan margin increased to 2.5% and the loan repayment schedule was modified to defer an amount of $150.5 million in the balloon payment which will be decreased by excess cash flows and equity injections as discussed below. As part of the loan amendment, the permitted holders as defined in the loan agreement (the "Permitted Holders") would inject $50.0 million of new equity in the form of shares issuance and warrants exercisable no later than twelve months from their issuance. Any shortfall resulted from the non exercisability of the warrants will be covered through new equity raise by the Company. In this respect, on March 31, 2009, the Company received an amount of $45.0 million as proceeds for the issuance of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant, to two companies owned and controlled by entities affiliated with the Company's Chairman of the Board of Directors' family. The proceeds were paid against the balloon payment.

During the waiver period the Company shall have the option to declare the deferral of additional one or more instalments up to an aggregate amount equal to the paid-in equity of the Permitted Holders, subject to (i) an increase in the margin of  0.05% as long as any deferrals are outstanding, (ii) 100% of new equity and excess cash proceeds, accumulated after the date of declaring the deferral option, being used towards payment of deferral option amounts as long as deferral options are outstanding, and (iii) deferrals options are only permitted if all covenants are being met.

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19.    Subsequent Events-continued

The loan terms also provide that the Company will build a capex reserve up to $50.0 million in a pledged account through excess cash flow and new equity to specifically finance the three newbuildings discussed under Note 6 above. Any amounts left in this reserve after dealing with the three newbuildings will be applied against the deferred payments.

A first priority mortgage over the vessel Sandra, as well as, a first assignment of vessel insurances and earnings has been provided as additional security. In addition, no dividends may be declared and paid until the loan outstanding balance is brought to the same levels as per the original schedule and no event of default exists, while no repurchase of convertible Notes may be effected unless through the concept of exchange offerings (i.e. without any cash outflow for the Company).

On March 31, 2009, the Company concluded a first supplemental agreement to the term loan of $75.6 million and modified certain of its terms in order to comply with the financial covenants discussed in Note 9 above. The amended terms which are effective since December 4, 2008 and are valid until January 1, 2011 contain financial covenants requiring the Company to maintain minimum liquidity of $25.0 million, maintain a leverage ratio based on book values of not greater than 70%, maintain a book net worth of not less than $750.0 million, maintain a ratio of EBITDA to gross interest of not less than 1.75: 1.0 and maintain an aggregate fair market value of the borrowers' vessels at all times not less than 65% of the sum of the loan. The loan margin increased to 2.25%.

The Company incurred $1.9 million of financing fees in relation to the above loan amendments which will be deferred and amortized over the term of the loan using the effective interest of the restructured loans.

As a result of the debt covenant's waivers obtained in the amendatory agreements described above, the Company was in compliance with all of the applicable debt covenants at December 31, 2008. In addition, based upon projected operating results, management believes it is probable that the Company will meet the financial covenants of the loan agreements discussed above, as amended, at future covenant measurement dates. Accordingly, in accordance with the provisions of  SFAS No. 78 "Classification of Obligations That Are Callable by the Creditor—an amendment of ARB No. 43, Chapter 3A", EITF 86-30 " Classification of Obligation When a Violation is Waived by the Creditor and  SFAS No. 6 "Classification of Short-Term Obligations Expected to Be Refinanced—an amendment of ARB No. 43, Chapter 3A", all amounts not due within the next twelve months under the amended loan terms, have been classified as long-term liabilities.

e)
Oceanaut Inc: On March 13, 2009, Oceanaut filed with the Securities and Exchange Commission, for mailing to its shareholders of record as of February 27, 2009, a definitive proxy statement seeking approval, at a special shareholder meeting to be held on April 6, 2009, to effect the orderly liquidation and dissolution of the company. On April 6, 2009, the special shareholders' meeting was held and Oceanaut's shareholders approved its dissolution and liquidation.  As a result of the liquidation, the Company received an amount of approximately $5.2 million on April 15, 2009.

f)
Loan payments: Subsequent to December 31, 2008, the Company paid loan instalments amounting to $91.0 million in total. In addition, following the sale of vessel Swift discussed under (a) above, an amount of $4.6 million was repaid under the $1.4 billion loan.

Exhibit 2

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s President and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

The Company’s system of internal control over financial reporting includes policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2008 is effective.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: April 30, 2009	By: /s/ Gabriel Panayotides
Gabriel Panayotides
President

SK 02545 0001 991011